SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: February 14, 2008
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the Fourth Quarter 2007 Financial Report, which appears immediately following this page.

          Financial Reporting

Fourth Quarter 2007 Report
14 February 2008
UBS Financial Highlights

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.07	30.9.07	31.12.06	3Q07	4Q06	31.12.07	31.12.06

UBS Group
Operating profit before tax (from continuing and discontinued operations)	(12,702)	(726)	3,904			(2,800)	15,523
Net profit attributable to UBS shareholders	(12,451)	(830)	3,407			(4,384)	12,257
Net profit attributable to minority interests	111	117	96	(5)	16	539	493

Performance indicators from continuing operations
Diluted earnings per share (CHF)[1]	(6.53)	(0.49)	1.54			(2.49)	5.57
Return on equity attributable to UBS shareholders (%)[2]						(10.2)	26.4

Financial Businesses[3]
Operating income	(4,135)	6,169	12,272			31,032	47,171
Operating expenses	8,594	7,123	8,645	21	(1)	34,503	32,782
Net profit attributable to UBS shareholders from continuing operations	(12,483)	(1,086)	3,055			(5,235)	11,249

Cost / income ratio (%)[4]	N/A [5]	115.2	70.6			110.3	69.7
Net new money (CHF billion)[6]	15.5	38.3	25.5			140.6	151.7

Personnel (full-time equivalents)	83,560	83,814	78,140	0	7

UBS balance sheet and capital management
Balance sheet key figures
Total assets	2,272,579	2,484,235	2,346,362	(9)	(3)
Equity attributable to UBS shareholders	35,585	48,229	49,686	(26)	(28)

Market capitalization	108,654	127,525	154,222	(15)	(30)

BIS capital ratios
Tier 1 (%)[7]	8.8	10.6	11.9
Total BIS (%)	12.0	13.6	14.7
Risk-weighted assets	372,298	390,320	341,892	(5)	9

Invested assets (CHF billion)	3,189	3,265	2,989	(2)	7

Long-term ratings
Fitch, London	AA	AA+	AA+
Moody’s, New York	Aaa	Aaa	Aa2
Standard & Poor’s, New York	AA	AA+	AA+

1	For the EPS calculation, see Note 8.

2	Net profit attributable to UBS shareholders from continuing operations year to date (annualized as applicable) / average equity attributable to UBS shareholders less distributions (estimated as applicable).

3	Excludes results from Industrial Holdings.

4	Operating expenses / operating income less credit loss expense or recovery.

5	The cost / income ratio is not meaningful this quarter due to negative income.

6	Excludes interest and dividend income.

7	Includes hybrid Tier 1 capital. Please refer to the BIS capital and ratios table in the capital management section.
Group: net profit attributable to UBS Shareholders
from continuing operations
Financial businesses: net profit attributable to UBS shareholders from continuing operations

Fourth Quarter 2007 Report
14 February 2008
Contents

Letter to Shareholders	2

UBS (Management Report)
UBS Results	6
UBS Performance Indicators	8

Financial Businesses
(Management Report)
Financial Businesses Results	12
US Residential Mortgage Market – Fourth Quarter 2007 Losses and Main Risk Positions	18
Risk Management and Control	22
Global Wealth Management & Business Banking	28
Global Asset Management	40
Investment Bank	46
Corporate Center	52

Industrial Holdings
(Management Report)	56

Capital Management
(Management Report)	60

Financial Information
Income statement	65
Notes	66

UBS Registered Shares	80
Financial Calendar

Extraordinary General Meeting		Wednesday, 27 February 2008
Annual General Meeting		Wednesday, 23 April 2008
Publication of First Quarter 2008 results		Tuesday, 6 May 2008
Publication of Second Quarter 2008 results		Tuesday, 12 August 2008
Publication of Third Quarter 2008 results		Tuesday, 4 November 2008

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Interactive Fourth Quarter 2007 Report
An interactive version of this report can be viewed online in the Fourth Quarter 2007 Results section of the UBS Investors & Analysts website: www.ubs.com/investors.
Other reports
All UBS’s published financial reports (including SEC filings) are available on the internet at: www.ubs.com/investors. Alternatively, printed copies of UBS reports can be obtained from: UBS AG, Printed & Branded Products, P.O. Box, CH-8098 Zurich, Switzerland. email: sh-iz-ubs-publikationen@ubs.com.

Fourth Quarter 2007 Report
14 February 2008
Letter to Shareholders
Dear shareholders,
Last year was one of the most difficult in our history. When we announced our results for the first six months of the year, with a net profit of CHF 8,897 million, it looked as if we were heading for another record year. While most of our businesses, in particular our wealth management businesses, continued their strong revenue and profit growth momentum and finished the year with record results, these bright spots were overshadowed by the devastating development in our Investment Bank’s US residential mortgage business. The sudden and serious deterioration in the US housing market, in combination with our large exposure in sub-prime mortgage-related securities and derivatives, has deeply impacted us.
     As a result, we did not deliver on our return targets for shareholders. Losses and writedowns experienced on positions related to the US mortgage market resulted in a Group net loss attributable to shareholders of CHF 4,384 million for full-year 2007. This has clearly outweighed the outstanding performance of most of our other businesses.
     On 10 December 2007, we announced that UBS might record a net loss for full-year 2007. This was based on information available and valuations made up to the end of November. Following this, in December, we experienced very weak trading revenues and additional losses and writedowns in our exposures related to the US residential mortgage market. After determining the final valuations of various exposures, especially illiquid fixed income securities, we pre-announced our results estimates for both fourth quarter and full-year 2007 on 30 January 2008.
     The Group’s net attributable loss for fourth quarter 2007 was CHF 12,451 million. This reflected very weak trading results in our fixed income, currencies and commodities (FICC) area, where most businesses suffered from the credit market dislocation. Severe losses of USD 13.7 billion (CHF 15.6 billion) were recorded on positions related to the US residential mortgage market for fourth quarter.
     The markets for many of these financial instruments continue to be illiquid. In the absence of an active market for similar instruments, or other observable market data, we are required to value these instruments using models. The models attempt to project lifetime losses on the underlying mortgage pools and then estimate the implications of these losses, at first through the mortgage-backed securities structure and then onto the CDO structure. We began using these models in third quarter 2007 and have since then continuously reviewed their assumptions and recalibrated them in the light of new market information.
Our client businesses produced another outstanding quarter. Investment banking and equities achieved good results. It was a record year for our equity capital market and corporate advisory businesses, with our share of the global fee pool rising to 5.9% from 4.9% a year earlier, moving UBS up from eighth to fifth place. The equities business saw a strong recovery from third quarter and ended the year with revenues up from 2006, despite reduced liquidity and increased market volatility. This was primarily felt in the results of our proprietary business. Commissions in cash equities remained strong and revenues in both exchange-traded derivatives and prime brokerage increased.
     The wealth management business recorded total net new money inflows of CHF 31.5 billion in fourth quarter, bringing our full-year total for these businesses to CHF 151.7 billion. Profitability was high in fourth quarter, with record performances in Wealth Management International & Switzerland and our domestic US business.
     While Global Asset Management reported strong results for fourth quarter, we were disappointed by net new money outflows in the institutional business. Past weak investment performance in some capabilities, notably core / value equities and fixed income, is at the root of this development. Over the last year, we have taken steps to address these issues by reorganizing our equities business. In addition, we have made changes to the management in these areas, focused on recruiting high-performing personnel, and added new investment capabilities.
     Cost growth began to slow in 2007. Despite lower average bonus payments, personnel expenses for the year were up compared with 2006. This reflected charges for restructuring and accelerated amortization for deferred compensation as well as an increase in staffing levels, mainly in wealth management, which added 1,400 client and financial advisors. In the Investment Bank, we reduced staffing levels in fourth quarter 2007, in line with announcements, reversing the increase seen in the earlier part of the year. In 2007, general and administrative expenses were up, driven by business volumes and staff levels as well as higher legal fees. Cost management is a high priority for 2008.
Towards the end of the year, we announced a range of capital improvement measures. In addition, during fourth quarter 2007, we reduced the Investment Bank’s balance sheet in trading assets, collateral trading and the loan book. This resulted in a lower level of risk-weighted assets in the Investment Bank and for UBS as a whole. Together with the rededication of treasury shares for disposal and the effect of replacing the cash dividend with the proposed stock dividend, this allowed us to end the year in a strong capital position. Our total BIS capital ratio stood at 12% and our BIS Tier 1 ratio was 8.8%.
     Our capital position is strong, both in absolute terms and relative to our peers. However, as we have communicated earlier, we are determined to further strengthen our capital position. This is important to support our client franchise and is also a precautionary move in anticipation of continued uncertain market conditions. We are therefore convinced that the measures requiring your approval at the Extraordinary General Meeting on 27 February 2008 – the issuance of a mandatory convertible note and the granting of a stock dividend (as opposed to a cash dividend) – are appropriate. We believe these measures are ultimately beneficial to all stakeholders, in particular our shareholders. As set out in our letter of 10 January 2008, we remain committed to managing our capital in a disciplined fashion. We will strive, subject to regulatory requirements, to return to our usual pattern of redistributing shareholder capital not required to run our business once our profitability returns to a more normalized pattern.
Looking ahead, our efforts will focus on restoring client, employee and investor confidence. In January 2008, we began restructuring FICC in order to strengthen its client-facing businesses, improve cooperation with other parts of UBS and introduce stronger risk discipline.
     As part of this, a workout group has been created for the mortgage-backed securities, asset-backed securities and CDO portfolios. The remainder of our real estate securitization business will be repositioned to focus on intermediating client flows while scaling back origination efforts. Real estate finance will be increasingly aligned to the needs of our investment banking and wealth management clients. It will also provide commercial real estate financing solutions designed to distribute risk via the securitization or loan syndication market.
     Risk discipline in our FICC business will be strengthened overall through the addition of a dedicated risk management position for real estate and securitization.
     In addition, our plan to exit selected proprietary credit businesses in the US, Asia and Europe will help reduce risk and balance sheet utilization. This will allow us to focus resources on more profitable, client-driven businesses such as global syndicated finance and the flow credit businesses (investment grade, high yield trading and loans sales and trading).
     The measures we are currently taking in our FICC area are expected to reduce its balance sheet utilization.
A new funding framework has been implemented. Until recently, the Investment Bank funded the majority of its trading assets on a short-term basis and therefore at short-term rates. This allowed individual business lines in the

Investment Bank to benefit from the low, short-term funding rates available to UBS as a whole. Now, in order to encourage more disciplined use of UBS’s balance sheet, the Investment Bank will fund its positions at terms that match the liquidity of its assets as assessed by Treasury. As a result of this change, the cost of funding in the Investment Bank now better reflects the liquidity of its underlying assets and is comparable with the costs applicable to our peer group.
Outlook – In the first few weeks of 2008, equity markets worldwide have fallen by an average 12% and credit spreads have continued to widen as investors have become increasingly risk averse. Economic data has deteriorated, especially, but not only, in the US. The Federal Reserve has cut US interest rates. While such policy action will, in time, ease pressures in both the real and the financial economy, it is uncertain when this will be. We expect 2008 to be another difficult year.
     Our employees and senior management are committed to managing our business in a disciplined fashion, while continuing to deliver outstanding services to clients. We believe this is the best way to earn your confidence.
14 February 2008
UBS

Marcel Ospel	Marcel Rohner
Chairman	Chief Executive Officer

UBS Management Report

Fourth Quarter 2007 Report
14 February 2008
UBS Results
In full-year 2007, UBS reported a Group net loss attributable to UBS shareholders (“attributable loss”) of CHF 4,384 million – a loss of CHF 4,785 million from continuing operations and a profit of CHF 401 million from discontinued operations.
     In fourth quarter 2007, UBS reported an attributable loss of CHF 12,451 million. This included a contribution from discontinued operations of CHF 31 million related to disposal gains in Industrial Holdings. Attributable loss from continuing operations was CHF 12,482 million. Financial businesses contributed a loss of CHF 12,483 million to this result.
Income statement (unaudited)

	Quarter ended			% change from		Year ended
CHF million, except per share data	31.12.07	30.9.07	31.12.06	3Q07	4Q06	31.12.07	31.12.06

Continuing operations
Interest income	25,820	28,339	24,405	(9)	6	109,112	87,401
Interest expense	(24,283)	(26,676)	(22,880)	(9)	6	(103,775)	(80,880)

Net interest income	1,537	1,663	1,525	(8)	1	5,337	6,521
Credit loss (expense) / recovery	(238)	(15)	21			(238)	156

Net interest income after credit loss expense	1,299	1,648	1,546	(21)	(16)	5,099	6,677
Net fee and commission income	7,727	7,797	7,016	(1)	10	30,634	25,456
Net trading income	(13,915)	(3,479)	3,520	(300)		(8,353)	13,743
Other income	755	386	312	96	142	4,332	1,598
Revenues from Industrial Holdings	67	67	66	0	2	268	262

Total operating income	(4,067)	6,419	12,460			31,980	47,736

Personnel expenses	5,991	4,824	6,026	24	(1)	24,798	23,591
General and administrative expenses	2,267	2,010	2,244	13	1	8,465	7,980
Depreciation of property and equipment	311	314	366	(1)	(15)	1,251	1,252
Amortization of intangible assets	68	63	53	8	28	282	153
Goods and materials purchased	29	30	29	(3)	0	119	116

Total operating expenses	8,666	7,241	8,718	20	(1)	34,915	33,092

Operating profit from continuing operations before tax	(12,733)	(822)	3,742			(2,935)	14,644
Tax expense	(362)	(14)	500			1,311	2,785

Net profit from continuing operations	(12,371)	(808)	3,242			(4,246)	11,859

Discontinued operations
Profit from discontinued operations before tax	31	96	162	(68)	(81)	135	879
Tax expense	0	1	(99)	(100)	100	(266)	(12)

Net profit from discontinued operations	31	95	261	(67)	(88)	401	891

Net profit	(12,340)	(713)	3,503			(3,845)	12,750

Net profit attributable to minority interests	111	117	96	(5)	16	539	493
from continuing operations	111	117	96	(5)	16	539	390
from discontinued operations	0	0	0			0	103

Net profit attributable to UBS shareholders	(12,451)	(830)	3,407			(4,384)	12,257
from continuing operations	(12,482)	(925)	3,146			(4,785)	11,469
from discontinued operations	31	95	261	(67)	(88)	401	788

Earnings per share
Basic earnings per share (CHF)	(6.50)	(0.43)	1.73			(2.28)	6.20
from continuing operations	(6.52)	(0.48)	1.60			(2.49)	5.80
from discontinued operations	0.02	0.05	0.13	(60)	(85)	0.21	0.40
Diluted earnings per share (CHF)	(6.51)	(0.44)	1.66			(2.28)	5.95
from continuing operations	(6.53)	(0.49)	1.54			(2.49)	5.57
from discontinued operations	0.02	0.05	0.12	(60)	(83)	0.21	0.38

UBS reporting structure
Adjustments, including upcoming changes in 2008 for accounting and presentation
Share-based payment: disclosures (IFRS 2)
In January 2008, the International Accounting Standards Board (IASB) issued an amendment to IFRS 2 Share-based Payment. The amended standard, entitled IFRS 2 Share-based Payment: Vesting Conditions and Cancellations, is effective 1 January 2009 (early adoption permitted). The new standard clarifies the definition of vesting conditions and the accounting treatment of cancellations. UBS has adopted this amended standard as of 1 January 2008.
     Under the amended standard, UBS is required to distinguish between vesting conditions (such as service and performance conditions) and non-vesting conditions. The amended standard no longer considers vesting conditions to include certain non-compete provisions and transfer restrictions. Prior to adopting this amendment, UBS treated non-compete provisions as vesting conditions. The impact of this change will be that, from 1 January 2008, most of UBS’s share awards will be expensed in the performance year rather than over the period through which the non-compete conditions are applicable. Restrictions remaining effective after the employee becomes entitled to the share-based award will be considered when determining grant date fair value.
     Following adoption of this amendment, UBS will fully restate the two comparative prior years (2006 and 2007). With the restatement, an additional compensation expense will be recognized in 2007 to account for higher share-based awards, mainly in the Investment Bank.
Discontinuation of the adjusted expected credit loss concept
Starting in first quarter 2008, UBS will cease using the adjusted expected credit loss concept and begin to book actual credit losses (recoveries) in the respective Business Groups in its internal management reporting. This will impact the results of the Business Groups in future management reports and simplify Note 2.
Industrial Holdings to be reported in Corporate Center
As UBS has continuously reduced its private equity business in Industrial Holdings over the last three years to a very low level, it has been decided to report this segment under Corporate Center from first quarter 2008 onwards. As in previous years, the strategy to de-emphasize and reduce exposure to private equity while capitalizing on orderly exit opportunities as they arise continues.
Syndicated finance revenues
In fourth quarter 2007, UBS revised the presentation of certain syndicated finance revenues in its income statement. Revenues which relate to syndicated loan commitments designated at fair value through profit or loss are now presented in net trading income rather than as debt underwriting fees in net fee and commission income. Prior periods have been adjusted to conform to this presentation. The adjustments resulted in a reduction of net fee and commission income of CHF 67 million and CHF 119 million for third quarter 2007 and fourth quarter 2006 respectively and a corresponding increase in net trading income in these periods. The change in presentation had no impact on UBS’s net profit and earnings per share for all periods presented.

Fourth Quarter 2007 Report
14 February 2008
UBS Performance Indicators

	Year to date
	31.12.07	30.9.07	31.12.06

RoE (%)[1]
as reported	(9.4)	21.5	28.2
from continuing operations	(10.2)	20.6	26.4

	Quarter ended			Year ended
	31.12.07	30.9.07	31.12.06	31.12.07	31.12.06

Diluted EPS (CHF)[2]
as reported	(6.51)	(0.44)	1.66	(2.28)	5.95
from continuing operations	(6.53)	(0.49)	1.54	(2.49)	5.57

Cost / income ratio of the financial businesses (%)[3,4]	N/A [5]	115.2	70.6	110.3	69.7

Net new money, financial businesses (CHF billion)[6]	15.5	38.3	25.5	140.6	151.7

RoE1
Diluted EPS2
Cost / income ratio: financial businesses3, 4
Net new money: financial businesses6

1	Net profit attributable to UBS shareholders (annualized as applicable) / average equity attributable to UBS shareholders less distributions (estimated as applicable).

2	Details of the EPS calculation can be found in Note 8.

3	Excludes results from Industrial Holdings.

4	Operating expenses / operating income less credit loss expense or recovery.

5	The cost / income ratio is not meaningful this quarter due to negative income.

6	Excludes interest and dividend income.

UBS focuses on four key performance indicators, designed to measure the continuous delivery of improving returns to shareholders. Each indicator is calculated based on results from continuing operations. The first two indicators, return on equity and diluted earnings per share, are calculated on a full UBS basis. The remaining two indicators, cost/income ratio and net new money, are limited to the financial businesses. On this basis, performance indicators in fourth quarter 2007 show:
–	return on equity for full-year 2007 at negative 10.2%, down from positive 26.4% in the same period a year earlier. Strong results posted by UBS’s wealth and asset management businesses were more than offset by substantial losses in the Investment Bank.

–	negative diluted earnings per share of CHF 6.53, compared with positive CHF 1.54 in fourth quarter 2006.

–	a cost/income ratio that is not meaningful in fourth quarter due to negative income.

–	net new money of CHF 15.5 billion, down from CHF 25.5 billion in fourth quarter a year earlier. The decrease was driven by net outflows in the asset management business of CHF 16.2 billion, down from net inflows of CHF 5.5 billion a year earlier. CHF 15.3 billion of the outflow was from institutional clients in equities, fixed income and multi-asset products. These outflows were more than offset by strong inflows into the wealth management units. These reported net new money inflows of CHF 31.5 billion in fourth quarter 2007, up from CHF 21.7 billion in fourth quarter 2006, reflecting strong inflows from Europe, as well as increased inflows in the domestic wealth management business in the US. Overall, UBS’s net new money for full-year 2007 was CHF 140.6 billion, down from a record CHF 151.7 billion in full-year 2006. The decrease was mainly driven by full-year outflows in institutional asset management of CHF 16.3 billion. The Swiss and international wealth management businesses (up CHF 27.5 billion) and the domestic wealth management business in the US (up CHF 10.9 billion) recorded very strong inflows in the same period.
Net new money1

	Quarter ended			Year ended
CHF billion	31.12.07	30.9.07	31.12.06	31.12.07	31.12.06

Wealth Management International & Switzerland	23.4	35.1	19.0	125.1	97.6
Wealth Management US	8.1	5.1	2.7	26.6	15.7
Business Banking Switzerland	0.2	0.9	(1.7)	4.6	1.2

Global Wealth Management & Business Banking	31.7	41.1	20.0	156.3	114.5

Institutional	(15.3)	(1.2)	5.2	(16.3)	29.8
Wholesale Intermediary	(0.9)	(1.6)	0.3	0.6	7.4

Global Asset Management	(16.2)	(2.8)	5.5	(15.7)	37.2

UBS	15.5	38.3	25.5	140.6	151.7

1	Excludes interest and dividend income.
Invested assets

	As of			% change from
CHF billion	31.12.07	30.9.07	31.12.06	30.9.07	31.12.06

Wealth Management International & Switzerland	1,294	1,297	1,138	0	14
Wealth Management US	840	870	824	(3)	2
Business Banking Switzerland	164	165	161	(1)	2

Global Wealth Management & Business Banking	2,298	2,332	2,123	(1)	8

Institutional	522	557	519	(6)	1
Wholesale Intermediary	369	376	347	(2)	6

Global Asset Management	891	933	866	(5)	3

UBS	3,189	3,265	2,989	(2)	7

Financial Businesses
14 February 2008
Financial Businesses Results

Income statement[1]
	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.07	30.9.07	31.12.06	3Q07	4Q06	31.12.07	31.12.06

Continuing operations
Interest income	25,820	28,339	24,405	(9)	6	109,112	87,401
Interest expense	(24,283)	(26,676)	(22,880)	(9)	6	(103,775)	(80,880)
Net interest income	1,537	1,663	1,525	(8)	1	5,337	6,521
Credit loss (expense) /recovery	(238)	(15)	21			(238)	156
Net interest income after credit loss expense	1,299	1,648	1,546	(21)	(16)	5,099	6,677
Net fee and commission income	7,727	7,797	7,016	(1)	10	30,634	25,456
Net trading income	(13,915)	(3,479)	3,520	(300)		(8,353)	13,743
Other income	754	203	190	271	297	3,652	1,295

Total operating income	(4,135)	6,169	12,272			31,032	47,171

Cash components	5,414	4,239	5,438	28	0	22,300	21,282
Share-based components[2]	554	551	557	1	(1)	2,387	2,187

Total personnel expenses	5,968	4,790	5,995	25	0	24,687	23,469
General and administrative expenses	2,256	1,999	2,235	13	1	8,421	7,929
Services (to)/from other business units	(5)	(39)	(1)	87	(400)	(124)	(9)
Depreciation of property and equipment	309	311	364	(1)	(15)	1,243	1,245
Amortization of intangible assets	66	62	52	6	27	276	148

Total operating expenses	8,594	7,123	8,645	21	(1)	34,503	32,782

Operating profit from continuing operations before tax	(12,729)	(954)	3,627			(3,471)	14,389
Tax expense	(357)	14	469			1,275	2,751

Net profit from continuing operations	(12,372)	(968)	3,158			(4,746)	11,638

Discontinued operations

Profit from discontinued operations before tax	0	0	0			7	4
Tax expense	0	0	0			(258)	0

Net profit from discontinued operations	0	0	0			265	4

Net profit	(12,372)	(968)	3,158			(4,481)	11,642

Net profit attributable to minority interests	111	118	103	(6)	8	489	389
from continuing operations	111	118	103	(6)	8	489	389
from discontinued operations	0	0	0			0	0

Net profit attributable to UBS shareholders	(12,483)	(1,086)	3,055			(4,970)	11,253
from continuing operations	(12,483)	(1,086)	3,055			(5,235)	11,249
from discontinued operations	0	0	0			265	4

Additional information

Personnel (full-time equivalents)	83,560	83,814	78,140	0	7

1	Excludes results from Industrial Holdings.

2	Additionally includes related social security contributions and expenses related to alternative investment awards.

2007
Attributable net loss in 2007 was CHF 4,970 million. Discontinued operations contributed a net profit of CHF 265 million, compared with CHF 4 million in 2006. Net loss from continuing operations was CHF 5,235 million, down from a net profit of CHF 11,249 million in 2006.
     Net income from trading businesses was negative CHF 10.7 billion, as fixed income, currencies and commodities (FICC) numbers include losses on positions related to the US residential mortgage market. As credit markets continued to worsen towards the end of 2007, the credit businesses in FICC delivered negative revenues. Structured products results were down, especially in Europe and the US, reflecting the decrease in customer demand for complex derivatives transactions. Revenues from the equities business were up, mainly as a result of very strong gains in the derivatives business in China. Equity capital markets and equity prime brokerage revenues were up in Latin America following the acquisition of Pactual in 2006. Exchange-traded derivatives profited from the acquisition of ABN AMRO’s global futures and options business at the end of 2006. Net income from interest margin businesses rose during 2007 compared with the previous year, reflecting an increase in spreads for Swiss franc, euro and US dollar deposits and growth in wealth management’s collateralized lending business. The US wealth management business also benefited from increased levels of deposits. In 2007, UBS recorded credit loss expenses compared with the recoveries booked in 2006. Net fee and commission income was up as asset-based revenues showed particular strength, reflecting higher average invested asset levels, following strong inflows into the wealth management businesses. In turn, this drove investment fund fees from both UBS and third-party mutual funds, as well as portfolio and other management and advisory fees. Net brokerage fees increased due to a record result in the equities, cash and derivatives business, the latter particularly benefiting from high business volumes in Asia Pacific and Europe. In Global Wealth Management & Business Banking, higher brokerage fees were a result of increased transaction levels. Underwriting fees benefited from strong market share gains in equity underwriting. This was partially offset by lower revenues from debt underwriting fees, mainly due to dislocations in the credit market. Mergers and acquisitions and corporate finance fees were up significantly, reflecting market share gains in the global fee pool. Other income rose considerably from 2006, mainly relating to the sale of a 20.7% stake in Julius Baer in second quarter 2007. UBS also benefited from the demutualization of Bovespa, the Brazilian stock exchange, and the Brazil Mercantile & Futures Exchange.
     Operating expenses were CHF 34,503 million in 2007, an increase of CHF 1,721 million, or 5%, from CHF 32,782 million in 2006. Personnel expenses were up 5%, reflecting a 7% increase in personnel, mainly in the wealth management businesses, which added 1,400 client and financial advisors. Performance-related payments declined on lower revenues. For 2007, 49% of personnel expenses took the form of bonus or variable compensation, down from 53% in 2006.
     General and administrative expenses were up 6% from a year earlier. Administrative costs increased due to elevated business volumes in Latin America related to the acquisition of Banco Pactual in 2006 and higher levels of UBS staff. The increased number of employees pushed occupancy costs, as well as travel and entertainment expenditures, higher. Professional fees were up on higher legal fees and IT and other outsourcing expenses were higher in all UBS businesses.

Financial Businesses
14 February 2008
Fourth quarter 2007
In fourth quarter 2007, net loss attributable to UBS shareholders from continuing operations was CHF 12,483 million.
Operating income
In fourth quarter 2007, UBS recorded negative total operating income of CHF 4,135 million, down from positive CHF 12,272 million in fourth quarter 2006.
     Net interest income was CHF 1,537 million in fourth quarter 2007, up slightly from CHF 1,525 million in the same period a year earlier. Net trading income was negative CHF 13,915 million, down from positive CHF 3,520 million in fourth quarter 2006.
     As well as income from interest margin-based activities (loans and deposits), net interest income includes income earned as a result of trading activities (for example, coupon and dividend income). This component is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, the total is analyzed according to the business activities that give rise to the income (rather than by the type of income generated).
     Net income from trading businesses was negative CHF 14,420 million in fourth quarter 2007, down from positive CHF 3,375 million in fourth quarter 2006. This quarter, like the last, was severely impacted by losses on positions related to the US residential mortgage market (see page 18 for further details). Trading results in FICC were very weak. Credit recorded losses in both client and proprietary trading in the context of extreme market volatility and low liquidity. Revenues from the rates business were down as the trading book for the business was downsized. Structured products recorded a loss due to lower customer demand for complex products and large structured transactions. Commodities revenues declined due to reduced volumes and lower volatility in power and gas, as well as a reduction in customer appetite for base metals. The business result for emerging markets was helped by gains from UBS’s stake in the Brazil Mercantile & Futures Exchange after demutualization.
Trading versus non-trading income
     Credit default swaps hedging loan exposures recorded gains of CHF 181 million in fourth quarter 2007, compared with losses of CHF 59 million in fourth quarter 2006.
     Equities trading revenues in fourth quarter 2007 were down from the same quarter in 2006, with the decline mainly related to losses from proprietary trading positions. Mark-to-market gains of UBS’s stake in Bovespa, the Brazilian stock exchange, helped the equities result. Equity derivatives revenues benefited from the high volumes traded in Asia (excluding Japan). Cash equities revenues were slightly above those in fourth quarter 2006, mainly in Australia. Prime services (prime brokerage and exchange-traded derivatives) recorded higher revenues, especially in Latin America. It was also helped by increased client activity in the volatile market environment.
     As a result of observed market widening of UBS’s credit spread, both equities and FICC recorded gains in net trading income on structured liabilities for which the fair value option was elected. In fourth quarter 2007, the Investment Bank recorded a gain of CHF 659 million.

Net interest and trading income
	Quarter ended			% change from		Year ended
CHF million	31.12.07	30.9.07	31.12.06	3Q07	4Q06	31.12.07	31.12.06

Net interest income	1,537	1,663	1,525	(8)	1	5,337	6,521
Net trading income	(13,915)	(3,479)	3,520	(300)		(8,353)	13,743

Total net interest and trading income	(12,378)	(1,816)	5,045	(582)		(3,016)	20,264

Breakdown by businesses
Net income from trading businesses[1]	(14,420)	(3,871)	3,375	(273)		(10,658)	13,730
Net income from interest margin businesses	1,637	1,581	1,489	4	10	6,230	5,718
Net income from treasury activities and other	405	474	181	(15)	124	1,412	816

Total net interest and trading income	(12,378)	(1,816)	5,045	(582)		(3,016)	20,264

1	Includes lending activities of the Investment Bank.

     Net income from interest margin businesses was CHF 1,637 million in fourth quarter 2007, up CHF 148 million, or 10%, from the same quarter a year earlier. This is the highest level reported since the second half of 2002, reflecting the growth in collateralized lending to wealthy clients worldwide. It also reflected an increase in spreads for US dollar, euro and Swiss franc deposits and, to a lesser extent, higher volumes of mortgages to Swiss clients. The wealth management business in the US achieved higher levels of deposits, and benefited from US dollar spreads.
     Net income from treasury activities and other in fourth quarter 2007 was CHF 405 million, up CHF 224 million from a year earlier. The accounting treatment of interest rate swaps, which hedge the economic interest rate risk of accrual-accounted balance sheet items (for example, loans or money market and retail banking products), positively affected income. They are carried on the balance sheet at fair value and, if they qualify for cash flow hedge accounting under IAS 39, changes in fair value are recorded in equity, thereby avoiding volatility in the group income statement. In fourth quarter 2007, these hedges were not fully effective, leading to a gain that was booked to UBS’s income statement. Higher interest income was also recorded as a result of increased yield on a constant capital base.
     In fourth quarter 2007, net fee and commission income was CHF 7,727 million, up 10% from the CHF 7,016 million recorded in fourth quarter 2006. Improvements were seen in almost all fee categories. Mergers and acquisitions and corporate finance fees were CHF 775 million, up 40% from CHF 555 million a year earlier. This was driven by global market share gains. At CHF 1,855 million, net brokerage fees were up 19% from CHF 1,554 million in fourth quarter 2006. This increase was mainly driven by higher revenues in Europe, the US and Asia, due to additional services from a new equities trading platform, and a significant increase in client activity in all client segments. Investment fund fees were up CHF 342 million, or 22%, at CHF 1,876 million compared with CHF 1,534 million in fourth quarter 2006. This was due to higher average asset levels that drove up fees from both UBS and third-party mutual funds. Banco Pactual also contributed positively to investment fund fees. Portfolio and other management and advisory fees increased 4% to CHF 1,943 million, mainly driven by the larger average asset base in Global Wealth Management & Business Banking. Underwriting fees, at CHF 1,020 million, were down 4% from CHF 1,068 million in fourth quarter 2006. The equity underwriting business rose by 22% to CHF 799 million, reflecting market share gains. Debt underwriting fees (down 46% or CHF 190 million) were negatively affected by the continuing market dislocation in the US.
     Other income increased to CHF 754 million in fourth quarter 2007 from CHF 190 million in the same period a year earlier. This was mainly due to gains made by UBS on the demutualization of Bovespa, the Brazilian stock exchange, and the Brazil Mercantile & Futures Exchange.
Operating expenses
Total operating expenses were CHF 8,594 million in fourth quarter 2007, down 1 % from CHF 8,645 million a year earlier.
     Personnel expenses, at CHF 5,968 million, were flat compared with CHF 5,995 million in fourth quarter 2006. Accruals for performance-related payments decreased. Personnel expenses are managed on a full-year basis, with final determination of annual performance-related payments in fourth quarter.
     Salary expenses rose due to higher numbers of personnel across the firm, mainly in Global Wealth Management & Business Banking, where 1,400 client and financial advisors were added during the year.
     Expenses for share-based compensation in fourth quarter 2007 were down slightly in comparison with the prior year quarter, mainly reflecting reduced social security costs due to the lower UBS share price. This more than offset accelerated amortization of deferred compensation awarded for senior managers who have now left UBS.
     At CHF 2,256 million in fourth quarter 2007, general and administrative expenses increased by CHF 21 million from CHF 2,235 million in the same period a year earlier. Professional fees rose due to legal expenditures in the Investment Bank and Global Wealth Management & Business Banking. Occupancy costs increased as new office space was needed to accommodate business expansion. Administration costs were also up due to consultancy services fees paid in relation to the PetroChina IPO, a deal led by UBS. This was only partially offset by lower travel and entertainment costs in the Investment Bank and lower advertising and sponsoring costs. Provisions were also down.
     Depreciation was CHF 309 million in fourth quarter 2007, down CHF 55 million from a year earlier, due to lower IT-related depreciation and software impairment in the Investment Bank in fourth quarter 2006.
     At CHF 66 million, amortization of intangible assets rose 27% from CHF 52 million a year earlier, reflecting the charges for the acquisition of Banco Pactual.

Financial Businesses
14 February 2008

Business Group performance from continuing operations before tax
	Quarter ended			% change from		Year ended
CHF million	31.12.07	30.9.07	31.12.06	3Q07	4Q06	31.12.07		31.12.06

Wealth Management International & Switzerland	1,646	1,616	1,418	2	16	6,306		5,203
Wealth Management US	205	181	174	13	18	718		582
Business Banking Switzerland	660	591	597	12	11	2,460		2,356

Global Wealth Management & Business Banking	2,511	2,388	2,189	5	15	9,484		8,141

Global Asset Management	476	369	400	29	19	1,315	[1]	1,392

Investment Bank	(15,461)	(3,680)	1,356	(320)		(15,525)		5,943

Corporate Center	(255)	(31)	(318)	(723)	20	1.255	[2]	(1,087)

Financial Businesses	(12,729)	(954)	3,627			(3,471)		14,389

1	Includes costs related to the closure of DRCM (CHF 384 million, pre-tax).

2	Includes gain on sale of 20.7% stake in Julius Baer (CHF 1,950 million, pre-tax).
Tax
     UBS recognized a net tax credit of CHF 357 million in fourth quarter 2007, resulting in a full-year 2007 tax charge of CHF 1,275 million. The tax result in fourth quarter reflects the non-recognition of tax benefits (deferred tax assets) for the substantial losses incurred in the US during the quarter, partly offset by Swiss tax relief for some positions.
Personnel
     The number of people employed in the financial businesses was 83,560 on 31 December 2007, down 254 compared with the end of third quarter 2007. Staff levels rose in Global Wealth Management & Business Banking, Corporate Center and Global Asset Management. The Investment Bank saw a decrease in staff levels after reorganization of the FICC business and staff reductions across all functions.
     For full-year 2007, the number of personnel in the financial businesses rose by 5,420 or 7%. In the Swiss and international wealth management business, where personnel increased by 2,247, investment continued in growth markets such as Asia Pacific and Europe. The number of advisors in Switzerland also increased. Staff levels in the US-based wealth management business rose by 790, after the February 2007 integration of the McDonald Investments private client network and related hiring (in support of divisional and home office growth initiatives). This was partly offset by staff reductions in certain business areas, mainly IT and operations. The Swiss commercial and retail banking business increased personnel numbers by 19, as more IT staff were required to support both growing business volumes and new hires in the Swiss domestic banking business. The asset management business raised staff across all areas, hiring a total of 189 new employees in the context of business growth. This increase was offset by declines related to the closure of Dillon Read Capital Management (DRCM) in second quarter 2007. The Investment Bank’s staff levels were essentially flat year-on-year, only increasing by 33. As announced in October, the Investment Bank reduced their personnel levels by 901 people during fourth quarter and informed around 430 employees that they will have to leave the bank in the course of first quarter 2008. This decrease was offset by the annual intake of graduates and reintegration of DRCM staff. In Corporate Center, personnel numbers were up by 2,142, mainly a result of converting former Perot staff members to permanent IT Infrastructure employees. Demand for offshoring services increased as well, driving up staff levels in the UBS Service Center in Hyderabad.

Personnel
	As of			% change from
Full-time equivalents (FTE)	31.12.07	30.9.07	31.12.06	30.9.07	31.12.06

Switzerland	27,884	27,863	27,018	0	3
Rest of Europe/Middle East/Africa	13,728	13,702	12,687	0	8
Americas	31,975	32,422	30,819	(1)	4
Asia Pacific	9,973	9,827	7,616	1	31

Total	83,560	83,814	78,140	0	7

Fair value disclosure of options and shares granted
The fair value of shares granted in 2007 rose to CHF 2,116 million. This is CHF 81 million more than the CHF 2,035 million granted in the first nine months to 30 September 2007. It is also 14% higher than the CHF 1,858 million granted in full-year 2006, with the 2007 increase largely due to a rise in the proportion of bonuses being delivered in restricted shares.
     The fair value of options granted in 2007 was CHF 501 million, up CHF 30 million from CHF 471 million in the nine months to 30 September 2007 and 11 % lower than CHF 564 million in 2006. The decrease reflects a lower fair value per option, related to changes in market parameters.
Additionally, the number of options granted in 2007 was lower.
     Most share-based compensation is granted in the first quarter of the year. Any further grants usually occur under the UBS Equity Plus program, an ongoing employee participation program which matches voluntary employee investments in UBS shares with option awards on a quarterly basis.
     These amounts, net of forfeited awards, will be recognized as compensation expenses over the service period, which is generally equal to the vesting period. Most UBS share and option awards vest incrementally over a three-year period.

Financial Businesses
14 February 2008
US Residential Mortgage Market — Fourth Quarter 2007 Losses and Main Risk Positions
The area of UBS most severely affected by the progressive market dislocation during 2007 is the fixed income, currencies and commodities (FICC) business, which has positions in securities related to the US residential mortgage market in a number of portfolios. The deterioration of this sector was more sudden and severe than any such event in recent market history. As a result, the securitized credit markets became illiquid and UBS’s positions, including securities with high credit ratings, lost substantial value. These difficulties persisted throughout third quarter 2007, with further deterioration in fourth quarter 2007 as increasing homeowner delinquencies fuelled market expectations of future writedowns. During fourth quarter, monoline insurers were adversely affected by their exposure to US residential mortgage-linked products.
Losses in fourth quarter 2007
In fourth quarter 2007, UBS recorded total losses of USD 13.7 billion (CHF 15.6 billion) on its positions related to the US residential mortgage market, representing a combination of writedowns, hedge gains, realized losses from the sale of positions and credit valuation adjustments on purchased credit default swaps (CDS). Writedowns and credit valuation adjustments are reported in net trading income, along with realized losses from the sale of assets and gains on hedges.
In detail, UBS recorded losses in fourth quarter 2007 on positions related to:

–	US sub-prime residential mortgages: USD 9.6 billion (CHF 10.9 billion) — largely attributable to super senior tranches of collateralized debt obligations (CDO);

–	US Alt-A mortgages: USD 2.0 billion (CHF 2.3 billion) — residential mortgage backed securities (RMBS) and CDOs backed by US RMBSs (RMBS CDO);

–	US sub-prime and Alt-A components of the asset pool backing UBS’s US reference linked note (RLN) program: USD 1.2 billion (CHF 1.4 billion); and

–	CDSs on US RMBS CDOs, purchased from monoline insurers: USD 871 million (CHF 993 million), in the form of credit valuation adjustments.

Main positions
In the table below, the size of the positions held is expressed as “net exposure”. Net exposures for each instrument class are the sum of the long and short positions where hedge effectiveness is considered to be high. Net exposures will therefore increase if hedges are considered to have become ineffective. From a risk management perspective, it is necessary to look beyond net exposure and consider important factors such as different vintages, delinquency rates, credit ratings and underlying mortgage pools, as well as differences in attachment points, timing of cash flows, control rights, other basis risks and counterparty risk.
Positions related to US residential sub-prime mortgages
Around one-third of UBS’s positions in super senior RMBS CDOs refer to mortgage loans of vintage 2005 or earlier. The other two-thirds refer to mortgage loans with 2006 and 2007 vintages. These securities have a range of subordination levels, maturities and rights in the event of default.
     Approximately one-quarter of RMBSs refer to mortgage loans of 2005 or earlier vintages, while three-quarters refer to mortgage loans with 2006 and 2007 vintages. On 31 December 2007, the overwhelming majority of these securities were rated AAA and had an expected weighted average life of around three years.
Positions related to US Alt-A mortgages
UBS’s Alt-A position can be divided into two categories. The first consists of AAA-rated RMBSs, backed by first lien mortgages, which amounted to USD 21.2 billion at 31 December 2007. These positions lost USD 0.8 billion (CHF 0.9 billion) in value in the quarter, most of it in the last few trading days in December.
     The second category consists of the higher risk RMBSs, either non-AAA or RMBSs backed by second lien mortgages, and a small CDO exposure. These positions amounted to USD 5.4 billion at year-end and incurred losses of USD 1.2 billion (CHF 1.4 billion).
US reference-linked note program
Reference linked notes (RLN) are credit-linked notes issued by UBS referenced to an underlying pool of assets which are consolidated on UBS’s balance sheet. They consist of a variety of fixed income positions, including corporate bonds, collateralized loan obligations, RMBSs, commercial mortgage-backed securities, CDOs and other asset-backed securities. The proceeds of the notes provide UBS with credit protection against defaults in the underlying asset pool. The notes have a maturity that is generally longer than the life of the instruments included in the underlying pool.
     UBS has created ten US RLNs to date, with maximum permitted underlying asset pools totalling USD 16.9 billion face value, against which it holds total credit protection of USD 3.8 billion (on average about 23%). Through the lifetime of each RLN, UBS will incur losses if the realized losses from defaults in the underlying asset pool exceed the percentage protection, or if assets which do not ultimately default are sold at a loss.
     Up to maturity, UBS is subject to revenue volatility as the RLN program is classified as held for trading under International Financial Reporting Standards (IFRS) and is therefore carried at fair value. Since the inception of the US RLN program, the credit protection has been valued using approaches that UBS considers to be consistent with market standard approaches for tranched credit protection. UBS seeks to actively manage its risk exposures in connection with the US RLN program via derivative and cash market positions. This can also contribute to revenue volatility.
     The deterioration in the US securitization markets has adversely impacted US RLN deals with concentrations in US sub-prime and Alt-A related assets. In fourth quarter 2007, this resulted in a loss of USD 1.2 billion (CHF 1.4 billion), net of the impact on the valuation of credit protection provided by RLN note-holders.
     On 31 December 2007, the total fair value of assets held by UBS in connection with the US RLN program was USD 13.2 billion.

Main positions linked to the US sub-prime residential mortgage market[1]
	Net exposures	Losses in fourth	Monoline hedge	Other net changes in	Net exposures
USD million	as of 28.9.07[2]	quarter 2007	ineffectiveness[2]	net exposures[3]	as of 31.12.07

Super Senior RMBS CDO	20,155	(7,785)	1,181	(226)	13,325
Residential mortgage-backed securities (RMBS)	16,799	(733)	0	(1,870)	14,196
Warehouse and retained RMBS CDO	1,817	(1,123)	0	(621)	73

Total	38,771	(9,641)	1,181	(2,717)	27,594

Credit valuation adjustment		(683)
Total losses including credit valuation adjustments		(10,324)

1	Figures do not include the US RLN program.

2	Hedges with a single, monoline insurer rated non-investment grade on 31 December 2007, and considered to be ineffective. The impact of hedge ineffectiveness is treated as an addition to net exposures and no value will be ascribed to the hedge in future periods. (Refer also to the table on page 20).

3	Includes sales, amortizations, adjustments to hedge and reclassifications.

Financial Businesses
14 February 2008
     The original credit protection of USD 3.8 billion is still intact. In fair value terms, the remaining credit protection at 31 December 2007 was USD 2 billion. This reflects fair value gains of USD 1.8 billion taken into income.
     The exposure from the US RLN program on 31 December 2007, net of the remaining credit protection, was USD 11.2 billion. Of this net exposure, USD 3.8 billion related to the sub-prime and Alt-A components of the program.
Exposure to monoline insurers
The vast majority of UBS’s exposure to the monoline sector arises from over the counter (OTC) derivative contracts -mainly CDSs. Across all asset classes, the total fair value of CDS protection purchased from monoline insurers on 31 December 2007 was USD 3.6 billion, after a fourth quarter 2007 credit valuation adjustment of USD 957 million (CHF 1,091 million).
     In fair value terms, USD 2.9 billion represents CDSs bought as protection for portfolios of US RMBS CDO, after credit valuation adjustments of USD 871 million (CHF 993 million) in fourth quarter.
     Direct exposure to monoline insurers is calculated as the sum of the fair values of individual CDSs. This, in turn, depends on the valuation of the instrument against which protection has been bought. A positive fair value, or a valuation gain, on the CDS is recognized if the fair value of the instrument it is intended to hedge is reduced.
     The table below shows the CDS protection bought from monoline insurers for US RMBS CDOs. It illustrates the notional amounts of the protection originally bought, the fair value of the underlying CDOs and the fair value of the CDSs both prior to and after credit valuation adjustments taken for these contracts in fourth quarter 2007.
     In fourth quarter 2007, UBS took credit valuation adjustments of USD 588 million (CHF 670 million) on CDSs on US RMBS CDOs purchased from a monoline insurer whose credit rating was downgraded to “non-investment grade “. These valuation adjustments reflect the degree to which UBS considers its claims against this monoline counterparty to be impaired. For risk management purposes, the underlying US RMBS CDOs are treated as unhedged on 31 December 2007. Accordingly, UBS has included in its disclosure of positions related to the US residential sub-prime market for this date the amount of USD 1,181 million as an increase in super senior RMBS CDO exposure (see table on page 19).
     In its trading portfolio, UBS also has indirect exposure to monoline insurers through “monoline wrapped” securities issued by US states and municipalities, student loan programs and other asset-backed securities totaling approximately USD 11 billion on 31 December 2007.

Exposures to monoline insurers, by rating from US RMBS CDOs[1]
	31.12.07
					Credit valuation		Fair value of CDS
				Fair value of CDS	adjustment in		after credit
		Fair value of		prior to credit valu-	fourth quarter		valuation
Credit protection bought from monoline insurers rated[2]	Notional amount[3]	underlying CDO		ation adjustment	2007		adjustment

USD million	Column 1	Column 2		Column 3 (=1-2)	Column 4		Column 5 (=3-4)

A or higher
On US sub-prime RMBS CDO high grade	7,128	4,752		2,376	235		2,141
On US sub-prime RMBS CDO mezzanine	1,113	560		553	28		525
On other US RMBS CDO	1,000	774		226	20		206

Total	9,241	6,086		3,155	283		2,872

Non-investment grade or unrated
On US sub-prime RMBS CDO high grade	0	0		0	0		0
On US sub-prime RMBS CDO mezzanine	1,647	1,181	[4]	466	420		46
On other US RMBS CDO	766	578	[4]	188	168		20

Total	2,413	1,759	[4]	654	588		66

Credit protection on US RMBS CDO
Of which sub-prime high grade	7,128	4,752		2,376	235	[5]	2,141
Of which sub-prime mezzanine	2,760	1,741	[4]	1,019	448	[5]	571
Of which other	1,766	1,352	[4]	414	188		226

Total	11,654	7,845		3,809	871		2,938

1	Excludes the benefit of credit protection purchased from unrelated third parties.

2	Categorization based on the lowest insurance financial strength rating assigned by external rating agencies.

3	Represents gross notional amount of credit default swaps purchased as credit protection for RMBS CDOs.

4	Remaining credit protection from non-investment grade monoline of USD 1,181 million on sub-prime RMBS CDOs and USD 578 million on other RMBS CDOs is considered ineffective.

5	Total credit valuation adjustments on CDSs on sub-prime RMBS CDOs in fourth quarter 2007 were USD 683 million (see table on page 19).

Valuations and assumptions
Where possible, holdings are marked at the quoted market price in an active market. In the current market environment, such price information is typically not available for instruments linked to the US sub-prime residential mortgage market, and UBS applies valuation techniques to measure such instruments. Valuation techniques use “market observable inputs”, where available, derived from similar assets in similar and active markets, from recent transaction prices for comparable items or from other observable market data. For positions where observable reference data is not available, UBS uses valuation models with non-market observable inputs.
For the year ended 31 December 2007, UBS used valuation models primarily for super senior RMBS CDO tranches referenced to sub-prime RMBSs. The model used to value these positions projects losses on the underlying mortgage pools and applies the implications of these projected lifetime losses through to the RMBS securities and then to the CDO structure. The primary inputs to the model are monthly remittance data that describe the current performance of the underlying mortgage pools. These are received near the end of each month and relate to the preceding month’s cash flows on the mortgages underlying the relevant mortgage-backed securities. Since this valuation model was adopted in third quarter 2007, UBS has sought to calibrate the model to market information and to review the assumptions of the model on a regular basis. In fourth quarter 2007, UBS calibrated its loss projection estimates to ensure the super senior RMBS CDO valuation model would value relevant market indices (for example, ABX indices) consistently with their observed levels in the market. Despite the various limitations in the comparability of these indices to UBS’s own positions, it was felt that adopting this approach would be best in view of the further deterioration in liquidity and resultant lack of observed transactions to which the model could be calibrated.
The valuation model also considers the impact of variability in projected lifetime loss levels and applies a discount rate for expected cash flows derived from relevant market index prices (for example, ABX indices). The external ratings of the RMBSs underlying the CDO tranches or the CDO tranches themselves are inputs to the valuation model only to the extent that they impact the timing of potential “events of default”. The valuation model incorporates the potential timing and impact of such default events based on an analysis of the contractual rights of various parties to the transaction and the estimated performance of the underlying collateral. However, there is no single market standard for valuation models in this area and such models have inherent limitations, and different assumptions and inputs would generate different results. The super senior RMBS CDO valuation model is used to value transactions where UBS is net long the super senior RMBS CDO exposure and transactions where UBS holds a gross long position hedged one-to-one with an offsetting short position provided by a monoline insurer. The valuation model therefore provides an estimate of the current credit exposure to monoline insurers via such transactions. The fair value of these positions also takes counterparty credit risk of the monoline insurers into account. Where valuation techniques based on observable inputs are used to value RMBS positions, a consistent approach is used to value related hedge positions with monoline insurers.
The valuations of UBS’s sub-prime related positions in the future will depend on developments in the performance of the underlying mortgage pools as well as market developments. UBS continues to manage, trade and hedge these positions.

Financial Businesses
14 February 2008
Risk Management and Control
Credit risk
UBS recorded a credit loss expense of CHF 238 million in fourth quarter 2007, compared with CHF 15 million in third quarter 2007 and a net recovery of CHF 21 million in fourth quarter 2006.
     In fourth quarter 2007, the Investment Bank recorded a credit loss expense of CHF 223 million, of which CHF 131 million related to valuation adjustments taken in connection with the securitization of certain US commercial real estate assets. These adjustments were a reflection of the repricing of risk observed in the markets during the fourth quarter. Credit loss expense in third quarter 2007 was CHF 26 million, whereas in fourth quarter 2006 net recoveries of CHF 10 million were recorded.
     Global Wealth Management & Business Banking reported a CHF 15 million credit loss expense in fourth quarter 2007. In comparison, net recoveries of CHF 11 million were booked in third quarter 2007 and fourth quarter 2006. The change is attributable to the continued reduction in the impaired lending portfolio and related provisions such that recoveries realized from work-outs continue to trend lower and no longer compensate for the ongoing need to establish new provisions.
     For full-year 2007, credit loss expense was CHF 238 million, compared with a net recovery of CHF 156 million in full-year 2006.
     UBS’s gross lending portfolio was CHF 398 billion on 31 December 2007, down from CHF 403 billion on 30 September 2007. In Global Wealth Management & Business Banking, the gross lending portfolio increased only marginally by CHF 0.5 billion to CHF 249 billion on 31 December 2007. The gross lending portfolio in the Investment Bank was CHF 148 billion, down from CHF 154 billion on 30 September 2007. This decline was due to reductions of CHF 7 billion in loans as a consequence of declining levels in the prime brokerage area and securitizations that took place in the loan book during fourth quarter 2007.
     The ratio of the impaired lending portfolio to total gross lending portfolio remained unchanged at 0.6% on 31 December 2007. The level of the gross impaired lending portfolio was CHF 2,392 million on 31 December 2007, down 8% from CHF 2,586 million on 30 September 2007. This decline was mainly due to the reduction in the portfolio of Global Wealth Management & Business Banking. The level of the gross impaired lending portfolio in the Investment Bank was essentially flat.
Credit loss (expense) / recovery

	Quarter ended			% change from		Year ended
CHF million	31.12.07	30.9.07	31.12.06	3Q07	4Q06	31.12.07	31.12.06

Global Wealth Management & Business Banking	(15)	11	11			28	109
Investment Bank	(223)	(26)	10	758		(266)	47

UBS	(238)	(15)	21			(238)	156

Leveraged finance commitments
On 31 December 2007, the Investment Bank had outstanding highly leveraged underwriting commitments of USD 11.4 billion (CHF 12.9 billion). Of this fourth quarter figure, which is down from USD 13 billion (CHF 15.1 billion) on 30 September 2007, half were from recent vintages. The older vintages declined by USD 3.7 billion (CHF 4.2 billion) during fourth quarter.
     These commitments are carried at fair value and, on 31 December 2007, their cumulative markdown was USD 374 million, reflecting the estimated cost of distribution (net of fees).

Allowances and provisions for credit losses

	Wealth Management						Global Wealth Management
CHF million	International & Switzerland		Wealth Management US		Business Banking Switzerland		& Business Banking		Investment Bank		Others[1]		UBS
As of	31.12.07	30.9.07	31.12.07	30.9.07	31.12.07	30.9.07	31.12.07	30.9.07	31.12.07	30.9.07	31.12.07	30.9.07	31.12.07		30.9.07

Due from banks	254	242	1,067	1,165	6,916	5,851	8,237	7,258	52,164	51,062	507	694	60,908		59,014
Loans	84,683	84,333	17,417	17,219	138,541	139,545	240,641	241,097	95,760	102,493	466	283	336,867		343,873

Total lending portfolio, gross[2]	84,937	84,575	18,484	18,384	145,457	145,396	248,878	248,355	147,924	153,555	973	977	397,775	[3]	402,887	[3]

Allowances for credit losses	(12)	(11)	0	0	(896)	(999)	(908)	(1,010)	(123)	(97)	0	0	(1,031)		(1,107)
Total lending portfolio, net	84,925	84,564	18,484	18,384	144,561	144,397	247,970	247,345	147,801	153,458	973	977	396,744	[3]	401,780	[3]

Impaired lending portfolio, gross	5	4	0	0	1,815	2,012	1,820	2,016	572	570	0	0	2,392		2,586
Estimated liquidation proceeds of collateral for impaired loans	0	0	0	0	(740)	(786)	(740)	(786)	(364)	(465)	0	0	(1,104)		(1,251)

Impaired lending portfolio, net of collateral	5	4	0	0	1,075	1,226	1,080	1,230	208	105	0	0	1,288		1,335

Allocated allowances for impaired lending portfolio	5	4	0	0	869	973	874	977	123	97	0	0	997		1,074
Other allowances and provisions	7	7	0	0	87	91	94	98	73	22	0	0	167		120

Total allowances and provisions for credit losses	12	11	0	0	956	1,064	968	1,075	196	119	0	0	1,164		1,194

Ratios

Allowances and provisions as a % of total lending portfolio, gross	0.0	0.0	0.0	0.0	0.7	0.7	0.4	0.4	0.1	0.1	0.0	0.0	0.3		0.3

Impaired lending portfolio as a % of total lending portfolio, gross	0.0	0.0	0.0	0.0	1.2	1.4	0.7	0.8	0.4	0.4	0.0	0.0	0.6		0.6

Allocated allowances as a % of impaired lending portfolio, gross	100.0	100.0	0.0	0.0	47.9	48.4	48.0	48.5	21.5	17.0	0.0	0.0	41.7		41.5

Allocated allowances as a % of impaired lending portfolio, net of collateral	100.0	100.0	0.0	0.0	80.8	79.4	80.9	79.4	59.1	92.4	0.0	0.0	77.4		80.4

1	Includes Global Asset Management and Corporate Center.

2	Excludes loans designated at fair value.

3	Excludes CHF 27 million and CHF 49 million gross loans from Industrial Holdings for the quarters ended 31 December 2007 and 30 September 2007.

Financial Businesses
14 February 2008
Market risk
Most of UBS’s market risk arises from the Investment Bank’s trading activities. Treasury (part of Corporate Center) assumes foreign exchange and interest rate risk in connection with its balance sheet and capital management responsibilities, while the wealth and asset management operations take limited market risk in support of client business.
     Markets continued to be as challenging in fourth quarter as in the preceding period, as the graphs below illustrate. The US sub-prime market deteriorated further and investors continued to worry about assets in structured investment vehicles (SIVs) and the credit markets in general. Uncertainty about the health of the banking industry and the cumulative impact of all these factors on the wider economy led to highly volatile markets and very difficult trading conditions, especially in November 2007.
     In third quarter 2007, UBS reported that it was reviewing all aspects of market risk measures and processes to strengthen its control framework, particularly in light of the number of times daily negative revenues had exceeded reported Value at Risk (VaR). These efforts are continuing. During fourth quarter 2007, a number of enhancements were made to the VaR model, including increased granularity of risk representation for some US mortgage market linked products, and better modelling of event risks for debt instruments. UBS also made routine updates to the 5-year historical time series. All these changes increased reported VaR on existing positions when they were implemented. Further changes will follow.
     As expected, the full impact of third quarter market volatility is reflected in fourth quarter Investment Bank average, 10-day, 99% confidence VaR, which increased to CHF 665 million from CHF 447 million in the preceding period. Minimum VaR for the quarter was also up sharply from CHF 291 million to CHF 468 million, underlining the accumulation of more volatile days in the historical time series. Despite the heightened volatility and enhancement of the capture of risk positions, Investment Bank VaR ended fourth quarter 2007 down from the previous period-end, reflecting active risk reduction in addition to amortizations and writedowns of US mortgage market linked positions during the quarter.
USD interest rates
US stock price development 2007
TED spread 2007
Index of US sub-prime mortgages

     Interest rate VaR includes exposure to movements in general credit spreads as well as exposure to the level and shape of yield curves. In fourth quarter 2007, interest rate VaR was dominated by the credit spread sensitivity of UBS’s corporate and asset-backed positions, particularly those linked to US mortgage market — see page 18. Average interest rate VaR was up from third quarter 2007, largely driven by “passive” factors (increased volatility captured in the time series and VaR model enhancements), but year-end interest rate VaR was substantially lower than both the fourth quarter average and the third quarter period end.
     Average and maximum equities VaR were well down from the previous quarter, reflecting tight risk management in difficult market conditions. VaR increased late in December, when UBS received restricted stock following demutualization of two Brazilian exchanges, and ended the period higher than at the previous quarter-end.
     Corporate Center VaR, which is generated entirely by the Treasury book, was high by recent standards. Following the writedowns announced in December, Treasury had temporary positions associated with its management of the foreign exchange component of parent bank profits and losses and its investment of the parent bank equity.
     Despite the higher Corporate Center risk, VaR for UBS as a whole followed a similar pattern to Investment Bank VaR.
     “Backtesting” compares 1-day VaR calculated on positions at the close of each business day with the revenues arising on those positions on the following business day. Backtesting revenues exclude non-trading revenues, such as fees and commissions, and estimated revenues from intraday trading. In the first histogram below, daily backtesting revenues are shown alongside all daily revenues for the whole of 2007. In the second histogram, the daily backtesting revenues are compared with the corresponding VaR over the same 12-month period, for days when the backtesting revenues are negative. When backtesting revenues are negative and greater than the previous day’s VaR, a “backtesting exception” occurs.
Investment Bank: revenue distribution

1	Excludes non-trading revenues, such as commissions and fees, and revenues from intraday trading.

2	Includes all revenues from business areas which have trading activities.
Investment Bank: analysis of negative backtesting revenues1

1	Backtesting revenues exclude non-trading revenues, such as commissions and fees, and revenues from intraday trading. Analysis for loss days only.

Financial Businesses
14 February 2008
UBS: Value at Risk (10-day, 99% confidence, 5 years of historical data)

	Quarter ended 31.12.07				Quarter ended 30.9.07
CHF million	Min.	Max.	Average	31.12.07	Min.	Max.	Average	30.9.07

Business Groups
Investment Bank	468	836	665	614	291	766	447	676
Global Asset Management	2	4	3	3	3	4	3	4
Global Wealth Management & Business Banking	3	4	3	3	2	4	3	3
Corporate Center	11	92	29	61	10	60	21	21
Diversification effect	[1]	[1]	(34)	(93)	[1]	[1]	(30)	(40)

Total	461	833	666	588	288	772	444	664

1	As the minimum and maximum occur on different days for different Business Groups, it is not meaningful to calculate a portfolio diversification effect.
Investment Bank: Value at Risk (10-day, 99% confidence, 5 years of historical data)

	Quarter ended 31.12.07				Quarter ended 30.9.07
CHF million, except where indicated	Min.	Max.	Average	31.12.07	Min.	Max.	Average	30.9.07

Risk type
Equities	148	262	168	242	147	415	227	169
Interest rates (including credit spreads)	489	877	668	576	269	758	387	690
Foreign exchange	13	49	27	21	9	57	28	27
Energy, metals and commodities	27	62	47	41	37	90	62	52
Diversification effect	[1]	[1]	(245)	(266)	[1]	[1]	(257)	(262)

Total	468	836	665	614	291	766	447	676

Diversification effect (%)			(27)	(30)			(37)	(28)

1	As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.
UBS: Value at Risk (1-day, 99% confidence, 5 years of historical data)1

	Quarter ended 31.12.07				Quarter ended 30.9.07
CHF million	Min.	Max.	Average	31.12.07	Min.	Max.	Average	30.9.07

Investment Bank [2]	124	170	149	149	130	217	159	156

UBS	126	170	149	152	128	216	159	154

1	10-day and 1-day VaR results are separately calculated from underlying positions and historical market moves. They cannot be inferred from each other.

2	Positions in the Investment Bank subject to market risk regulatory capital contributed average VaR of CHF 144 million in fourth quarter 2007 and CHF 155 million in third quarter 2007.
     The continuing stressed market conditions led to 13 back-testing exceptions in fourth quarter 2007. As in the previous quarter, some occurred on days of exceptional market volatility but many resulted from markdowns on mortgage related products. Price visibility for many of these products remains poor and changes booked on a single day generally reflect the cumulative impact over several days or weeks of new market intelligence, or the publication of the prior month’s mortgage remittance data.
     As an essential complement to VaR, UBS runs macro stress scenarios bringing together various combinations of market moves to reflect the most common types of potential stress events. The market moves captured in these stress scenarios have been updated to reflect the stressed market conditions seen since mid-year, and have impacted stress loss results in much the same way as VaR. UBS’s market risk exposure to emerging markets is strictly controlled by individual country and global limits based on its emerging market stress scenarios. In addition, in light of recent market developments, UBS has developed new targeted stress tests for key real estate and asset-backed exposures.
VaR outlook
In the past six months, most markets have shown significantly higher volatility than in the preceding years, including periods when markets have moved repeatedly in one direction (trending). The continued widening of credit spreads, which are the major driver of VaR, has been particularly pronounced. UBS is reviewing, and may change, its internal risk control and / or regulatory capital treatment of some US mortgage market-related positions. Depending on the extent of any such changes, reported VaR could increase markedly as the historical time series is further updated.

Operational risk
Operational losses can be caused by external factors, deliberate, accidental or natural, or failures of internal processes, people or systems. They can, unfortunately, never be entirely eliminated. Especially in today’s environment of complex global processes, low regulatory tolerance for error and growing propensity for litigation, operational risk runs alongside market and credit risk as one of UBS’s principal risk classes.
     UBS continues to place great importance on its operational risk framework. The firm aims to contain the levels of risk and ensure that sufficient information is available to make informed decisions about additional or adjusted controls.
     Many potential causes of loss are identified before the probability, timing or amounts of future cost are known with certainty. International Financial Reporting Standards (IFRS) requires that provisions are made, based on the best estimate of a liability, when it is probable that a payment will be required, even if the amount to be paid has not been exactly determined yet. This requires the exercise of judgment. Once UBS is able to quantify any potential operational risk more accurately, the corresponding provision is revised up or down.

Financial Businesses
14 February 2008
Global Wealth Management & Business Banking
Pre-tax profit in Global Wealth Management & Business Banking was a record CHF 2,511 million in fourth quarter 2007. This is an increase of CHF 123 million, or 5%, from third quarter 2007 and reflects record results across all three business units. Net new money inflows from the wealth management businesses were CHF 31.5 billion in fourth quarter, down from CHF 40.2 billion last quarter, but at an all-time high for a fourth quarter.
Business Group reporting

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.07	30.9.07	31.12.06	3Q07	4Q06	31.12.07	31.12.06

Income	6,331	6,303	5,666	0	12	24,841	21,775
Adjusted expected credit loss [1]	35	39	34	(10)	3	173	156

Total operating income	6,366	6,342	5,700	0	12	25,014	21,931

Cash components	2,585	2,705	2,275	(4)	14	10,535	9,043
Share-based components [2]	89	85	82	5	9	357	306

Total personnel expenses	2,674	2,790	2,357	(4)	13	10,892	9,349
General and administrative expenses	835	778	775	7	8	3,141	3,028
Services (to) / from other business units	256	306	295	(16)	(13)	1,171	1,118
Depreciation of property and equipment	69	62	65	11	6	241	232
Amortization of intangible assets	21	18	19	17	11	85	63

Total operating expenses	3,855	3,954	3,511	(3)	10	15,530	13,790

Business Group performance before tax	2,511	2,388	2,189	5	15	9,484	8,141

KPI
Cost / income ratio (%) [3]	60.9	62.7	62.0			62.5	63.3

Capital return and BIS data

Return on allocated regulatory capital (%) [4]						41.9	39.3
BIS risk-weighted assets	169,650	170,048	155,158	0	9
Goodwill and excess intangible assets [5]	5,828	5,892	5,978	(1)	(3)
Allocated regulatory capital [6]	22,793	22,897	21,494	0	6

Additional information

Invested assets (CHF billion)	2,298	2,332	2,123	(1)	8
Net new money (CHF billion) [7]	31.7	41.1	20.0			156.3	114.5
Client assets (CHF billion)	3,554	3,616	3,337	(2)	7
Personnel (full-time equivalents)	51,090	50,679	48,034	1	6

1	In management accounts, adjusted expected credit loss rather than credit loss expense or recovery is reported for the Business Groups (see Note 2).

2	Additionally includes social security contributions and expenses related to alternative investment awards.

3	Operating expenses / income.

4	Year-to-date Business Group performance before tax / average allocated regulatory capital

5	Goodwill and intangible assets in excess of 4% of BIS Tier 1 capital.

6	10% of BIS risk-weighted assets plus goodwill and excess intangible assets.

7	Excludes interest and dividend income.
Broader regional management
In response to five years of strong growth and a significantly stronger core-market presence, regional management structures in the international wealth management businesses have been broadened. This development will accelerate decision-making processes and help UBS focus better on local client needs worldwide. Outside Switzerland, the new regional wealth management business areas are now Asia Pacific; Western Europe, Mediterranean, Middle East & Africa; North, East & Central Europe; and Americas.
In Switzerland, Business Banking has been merged with Wealth Management Switzerland into a new business area called Wealth Management & Business Banking Switzerland. This change in management structure has not affected the reporting structure of the business as presented in UBS’s quarterly and annual financial reports.

Wealth Management International & Switzerland
Business unit reporting

	As of or for the quarter ended			% change from		Year to date
CHF million, except where indicated	31.12.07	30.9.07	31.12.06	3Q07	4Q06	31.12.07	31.12.06

Income	3,298	3,322	2,820	(1)	17	12,893	10,827
Adjusted expected credit loss [1]	(6)	(7)	(7)	(14)	(14)	(27)	(29)

Total operating income	3,292	3,315	2,813	(1)	17	12,866	10,798

Cash components	914	978	718	(7)	27	3,704	2,999
Share-based components [2]	37	33	37	12	0	147	138

Total personnel expenses	951	1,011	755	(6)	26	3,851	3,137
General and administrative expenses	306	265	240	15	28	1,064	885
Services (to) / from other business units	356	398	372	(11)	(4)	1,531	1,479
Depreciation of property and equipment	28	24	24	17	17	95	84
Amortization of intangible assets	5	1	4	400	25	19	10

Total operating expenses	1,646	1,699	1,395	(3)	18	6,560	5,595

Business unit performance before tax	1,646	1,616	1,418	2	16	6,306	5,203

KPIs

Invested assets (CHF billion)	1,294	1,297	1,138	0	14
Net new money (CHF billion) [3]	23.4	35.1	19.0			125.1	97.6

Gross margin on invested assets (bps) [4]	102	103	101	(1)	1	103	103

Cost / income ratio (%) [5]	49.9	51.1	49.5			50.9	51.7
Cost / income ratio excluding the European wealth management business (%) [5]	45.2	47.7	45.2			46.7	47.5

Client advisors (full-time equivalents)	5,774	5,629	4,742	3	22

Client advisor productivity
Revenues per advisor (CHF thousand) [6]	578	606	605	(5)	(4)	2,424	2,441
Net new money per advisor (CHF thousand) [7]	4,104	6,399	4,074			23,516	22,008
Invested assets per advisor (CHF thousand) [8]	227,221	234,892	238,422	(3)	(5)

International clients
Income	2,519	2,524	2,071	0	22	9,739	7,907

Invested assets (CHF billion)	1,013	1,010	862	0	18
Net new money (CHF billion) [3]	22.8	33.3	18.9			115.6	90.8

Gross margin on invested assets (bps) [4]	100	101	99	(1)	1	101	101

European wealth management (part of International clients)

Income	333	315	272	6	22	1,220	1,010

Invested assets (CHF billion)	167	168	144	(1)	16
Net new money (CHF billion) [3]	3.1	7.3	1.8			18.4	18.2

Client advisors (full-time equivalents)	1,056	1,031	870	2	21

1	In management accounts, adjusted expected credit loss rather than credit loss expense or recovery is reported for the Business Groups (see Note 2).

2	Additionally includes social security contributions and expenses related to alternative investment awards.

3	Excludes interest and dividend income.

4	Income (annualized as applicable) / average invested assets.

5	Operating expenses / income.

6	Income / average number of client advisors.

7	Net new money / average number of client advisors.

8	Average invested assets / average number of client advisors.

Financial Businesses
14 February 2008
Business unit reporting (continued)

	As of or for the quarter ended			% change from		Year to date
CHF million, except where indicated	31.12.07	30.9.07	31.12.06	3Q07	4Q06	31.12.07	31.12.06

Swiss clients
Income	779	798	749	(2)	4	3,154	2,920

Invested assets (CHF billion)	281	287	276	(2)	2
Net new money (CHF billion) [1]	0.6	1.8	0.1			9.5	6.8

Gross margin on invested assets (bps) [2]	110	111	110	(1)	0	111	110

Capital return and BIS data

Return on allocated regulatory capital (%) [3]						80.7	81.2
BIS risk-weighted assets	63,125	65,375	51,485	(3)	23
Goodwill and excess intangible assets [4]	1,761	1,778	1,740	(1)	1
Allocated regulatory capital [5]	8,074	8,316	6,889	(3)	17

Additional information

Recurring income [6]	2,484	2,498	2,146	(1)	16	9,617	8,143
Client assets (CHF billion)	1,651	1,650	1,436	0	15
Personnel (full-time equivalents)	15,811	15,404	13,564	3	17

1	Excludes interest and dividend income.

2	Income (annualized as applicable) / average invested assets.

3	Business unit performance before tax / average allocated regulatory capital.

4	Goodwill and intangible assets in excess of 4% of BIS Tier 1 Capital.

5	10% of BIS risk-weighted assets plus goodwill and excess intangible assets.

6	Interest, asset-based revenues for portfolio management and account-based, distribution and advisory fees.
Key performance indicators
Net new money in fourth quarter 2007 was CHF 23.4 billion, down from CHF 35.1 billion in third quarter 2007, but at a record for a fourth quarter. The international clients area reported inflows of CHF 22.8 billion, down from CHF 33.3 billion in third quarter 2007, with positive contributions from all geographical regions. The Swiss clients area showed an inflow of CHF 0.6 billion, down from an inflow of CHF 1.8 billion in third quarter 2007, with the decline reflecting normal end-of-year outflows.
     In full-year 2007, net new money stood at a record CHF 125.1 billion with positive inflows from all geographical regions, compared with CHF 97.6 billion in full-year 2006. While the highest inflows came from Europe and Asia Pacific, the Americas also demonstrated a strong growth rate for this period.
Net new money
     Invested assets on 31 December 2007 were CHF 1,294 billion, down CHF 3 billion from 30 September 2007. The decline of the US dollar against the Swiss franc (36% of invested assets are denominated in US dollars) and lower equity markets more than offset the net new money intake.
Invested assets
     In fourth quarter 2007, the gross margin on invested assets was 102 basis points, down one basis point from the previous quarter. Recurring income made up 77 basis points of the margin, down one basis point from third quarter 2007, while non-recurring income comprised 25 basis points, unchanged from third quarter 2007.

Gross margin on invested assets
     In fourth quarter 2007, the cost / income ratio was 49.9%, improving 1.2 percentage points from third quarter 2007, due to lower decreases in income than in expenses.
     In full-year 2007, the cost / income ratio was 50.9% compared with 51.7% a year earlier. The cost / income ratio has improved for the fifth consecutive year despite the cost increase associated with the global expansion strategy. Excluding the European wealth management business, the cost / income ratio in fourth quarter 2007 was 45.2%, an improvement from 47.7% in third quarter.
Cost/income ratio
European wealth management
The inflow of net new money was CHF 3.1 billion in fourth quarter 2007, down from the record CHF 7.3 billion in third quarter 2007. In full-year 2007, net new money intake into the domestic European network totaled CHF 18.4 billion, up 1% from the 2006 inflow of CHF 18.2 billion, reflecting an annual net new money growth rate of 13% of the underlying asset base at year-end 2006. The strongest inflows were from Germany, the UK and Italy.
Net new money: European wealth management
     The level of invested assets fell to CHF 167 billion on 31 December 2007, from CHF 168 billion on 30 September 2007, as the impact of falling equity markets exceeded inflows of net new money.
Invested assets: European wealth management
     Income in fourth quarter 2007 was a record CHF 333 million, an increase of 6% from CHF 315 million last quarter, reflecting the rise in average invested assets. In full-year 2007, annual income was 1,220 million, up 21% from CHF 1,010 million in 2006.
Income: European wealth management
     The number of client advisors was 1,056 on 31 December 2007, up from 1,031 at the end of third quarter. This increase was mainly due to hiring in the UK and Germany, matching the business expansion initiatives in those areas.

Financial Businesses
14 February 2008
Initiatives and achievements
Global branch openings
We extended the domestic branch network in Europe, opening additional branches in the Italian cities of Bergamo, Cuneo, Treviso and Varese. A new branch office was also opened in Salzburg, Austria.
Awards
For the fifth consecutive year, UBS won the Euromoney 2008 survey for “Best Global Private Bank” in its annual survey of the global private banking industry. FinanceAsia also named UBS the “Best Private Bank in Asia” for the sixth consecutive year, due to overall quality of advice provided by the wealth management teams.
Results
Full-year 2007 pre-tax profit, at a record CHF 6,306 million, rose 21% compared with 2006. Total operating income was up 19% in 2007, reflecting a higher asset base and increased collateralized lending volumes and more client activity. Operating expenses, up 17% in 2007 from 2006, also rose as our business expanded.
     In fourth quarter 2007, pre-tax profit, at a record CHF 1,646 million, was up 2% from CHF 1,616 million in third quarter.
Performance before tax
Operating income
Total operating income, at CHF 3,292 million in fourth quarter 2007, decreased 1% from CHF 3,315 million in third quarter. Recurring income declined by CHF 14 million to CHF 2,484 million, while non-recurring income, at CHF 814 million, fell CHF 10 million from third quarter 2007, with lower levels of client activity in the quarter.
Operating expenses
At CHF 1,646 million, fourth quarter 2007 operating expenses were CHF 53 million, or 3%, lower than the previous quarter’s CHF 1,699 million. Following the final fixing of bonus accruals in fourth quarter 2007, personnel expenses decreased to CHF 951 million compared with CHF 1,011 million the previous quarter. Increased fourth quarter general and administrative expenses, at CHF 306 million compared with CHF 265 million in third quarter 2007, were due to higher costs in line with business activity and strategic initiatives. Expenses for services from other business units were down CHF 42 million in fourth quarter 2007 to CHF 356 million. Depreciation was CHF 28 million in fourth quarter 2007, up from CHF 24 million the previous quarter.
Personnel
The number of personnel was 15,811 on 31 December 2007, an increase of 407 from 15,404 on 30 September 2007. Much of the growth was in Asia Pacific, Switzerland and Europe, where the business continued to expand. Wealth Management International & Switzerland added 79 new client advisors internationally and 66 in Switzerland. New product specialists and operations staff were also employed, mainly in Asia Pacific, Switzerland and Europe.
Personal (full-time equivalents)
Revenues per adviser1

1   Income/average number of client advisors.

Wealth Management US
Business unit reporting

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.07	30.9.07	31.12.06	3Q07	4Q06	31.12.07	31.12.06

Income	1,679	1,679	1,582	0	6	6,662	5,863
Adjusted expected credit loss[1]	(1)	(1)	0	0		(3)	0

Total operating income	1,678	1,678	1,582	0	6	6,659	5,863

Cash components	1,078	1,107	985	(3)	9	4,351	3,683
Share-based components[2]	37	39	31	(5)	19	155	117

Total personnel expenses	1,115	1,146	1,016	(3)	10	4,506	3,800
General and administrative expenses	246	235	282	5	(13)	976	1,073
Services (to) / from other business units	76	79	76	(4)	0	314	281
Depreciation of property and equipment	20	20	19	0	5	79	74
Amortization of intangible assets	16	17	15	(6)	7	66	53

Total operating expenses	1,473	1,497	1,408	(2)	5	5,941	5,281

Business unit performance before tax	205	181	174	13	18	718	582

KPIs

Invested assets (CHF billion)	840	870	824	(3)	2
Net new money (CHF billion)[3]	8.1	5.1	2.7			26.6	15.7
Net new money including interest and dividend income (CHF billion)[4]	15.2	10.6	9.1			51.5	37.9

Gross margin on invested assets (bps)[5]	79	76	77	4	3	77	76

Cost / income ratio (%)[6]	87.7	89.2	89.0			89.2	90.1

Recurring income[7]	1,054	1,092	915	(3)	15	4,173	3,488

Financial advisor productivity
Revenues per advisor (CHF thousand)[8]	204	208	201	(2)	1	828	776
Net new money per advisor (CHF thousand)[9]	986	631	343			3,305	2,077
Invested assets per advisor (CHF thousand)[10]	104,122	109,426	103,902	(5)	0

Capital return and BIS data

Return on allocated regulatory capital (%)[11]						11.8	10.2
BIS risk-weighted assets	18,735	17,783	18,308	5	2
Goodwill and excess intangible assets[12]	4,067	4,114	4,238	(1)	(4)
Allocated regulatory capital[13]	5,941	5,892	6,069	1	(2)

Additional information

Client assets (CHF billion)	917	950	909	(3)	1
Personnel (full-time equivalents)	19,347	19,255	18,557	0	4
Financial advisors (full-time equivalents)	8,248	8,175	7,880	1	5

1	In management accounts, adjusted expected credit loss rather than credit loss expense or recovery is reported for the Business Groups (see Note 2).

2	Additionally includes social security contributions and expenses related to alternative investment awards.

3	Excludes interest and dividend income.

4	For purposes of comparison with US peers.

5	Income (annualized) / average invested assets.

6	Operating expenses / income.

7	Interest, asset-based revenues for portfolio management and account-based, distribution and advisory fees.

8	Income (including net goodwill funding) / average number of financial advisors.

9	Net new money / average number of financial advisors.

10	Average invested assets / average number of financial advisors.

11	Business unit performance before tax / average allocated regulatory capital.

12	Goodwill and intangible assets in excess of 4% of BIS Tier 1 capital.

13	10% of BIS risk-weighted assets plus goodwill and excess intangible assets.

Financial Businesses
14 February 2008
Key performance indicators
Net new money in fourth quarter 2007 was CHF 8.1 billion, up from CHF 5.1 billion in third quarter 2007. Inflows were driven by strong results from recently hired experienced financial advisors. Including interest and dividends, net new money in fourth quarter 2007 was CHF 15.2 billion, up from CHF 10.6 billion in third quarter 2007.
     In US dollar terms, net new money in fourth quarter 2007 was USD 7.1 billion, up from USD 4.3 billion in the previous quarter. Including interest and dividends, net new money in fourth quarter 2007 was USD 13.3 billion, up from USD 8.8 billion in third quarter 2007.
     In full-year 2007, net new money totaled CHF 26.6 billion, up from CHF 15.7 billion a year earlier, reflecting the recruitment of experienced advisors and reduced outflows from existing clients. Including interest and dividends, net new money in 2007 was CHF 51.5 billion, up from CHF 37.9 billion in 2006.
     In US dollar terms, full-year 2007 net new money intake totaled USD 21.8 billion, up from USD 12.6 billion the previous year. Including interest and dividends, net new money intake in 2007 totaled USD 42.2 billion, up from USD 30.3 billion the previous year.
Net new money
     Invested assets were CHF 840 billion on 31 December 2007, down 3% from CHF 870 billion on 30 September 2007. This is a result of the depreciation of the US dollar against the Swiss franc and negative market returns. In US dollar terms, invested assets decreased 1% in fourth quarter 2007 to USD 743 billion as negative market performance more than offset strong net new money inflows.
     Compared with 31 December 2006, in Swiss franc terms, invested assets grew 2%, a result of rising markets over the year, net new money inflows and the first-time inclusion of former McDonald Investments assets. These increases were partly offset by the negative impact of currency translation. In US dollar terms, invested assets increased 10% compared with a year earlier.
Invested assets
     Gross margin on invested assets was 79 basis points in fourth quarter 2007, three basis points higher than in third quarter 2007, as revenues in Swiss franc terms were flat (in US dollar terms, revenues increased 5%) while average invested asset levels declined in Swiss franc terms (in US dollar terms, average invested assets were slightly higher).
Gross margin on invested assets1

[1]	Includes costs from the PaineWebber acquisition.
     The cost/income ratio was 87.7% in fourth quarter 2007, an improvement from 89.2% in third quarter 2007.
Cost/income ratio1

[1]	Includes costs from the PaineWebber acquisition.

Revenues and expenses were both impacted by a 5% deterioration of the US dollar against the Swiss franc during fourth quarter 2007. While operating expenses declined from third quarter 2007 in Swiss franc terms, they rose 4% in US dollar terms, driven by cost rises in most categories except legal provisions. Operating income was flat in Swiss franc terms, but rose 5% in US dollar terms, leading to the improvement in the cost / income ratio.
     Recurring income in fourth quarter 2007 was CHF 1,054 million, down 3% from the record CHF 1,092 million in third quarter 2007. Excluding the effects of currency fluctuations, recurring income would have set another record on increases in fees from managed accounts and investment advisory. Recurring income represented 63% of total operating income in fourth quarter 2007, down from 65% in third quarter 2007. In 2007, recurring income also represented 63% of the year’s total operating income, up from 59% in 2006.
Recurring income
     Revenue per advisor in fourth quarter 2007 was CHF 204,000, down from CHF 208,000 in third quarter. This reflects flat revenues in Swiss franc terms and a higher number of financial advisors.
     In US dollar terms, revenue per advisor for fourth quarter 2007 was USD 179,000, up from USD 173,000 in the previous quarter.
Revenue per advisor1

[1]	Income (including net goodwill funding) / average number of financial advisors.
Results
In fourth quarter 2007, pre-tax profit was CHF 205 million, up 13% from CHF 181 million in third quarter 2007. The improvement was driven by a slight decline in operating expenses, while operating income remained flat from third quarter 2007 in Swiss franc terms. In US dollar terms, pre-tax profit increased 19% to a record USD 180 million. The improvement was due to higher transactional income related to increased market activity, and a slight increase in recurring income. These were partly offset by increases in non-personnel costs.
     In full-year 2007, pre-tax profit was CHF 718 million, up 23% from CHF 582 million in 2006. In US dollar terms, performance in 2007 was up 26% from 2006. Performance in 2007 benefited from record levels of recurring income, and lower general and administrative expenses. This was partly offset by higher personnel expenses.
Performance before tax1

[1]	Includes costs from the PaineWebber acquisition.
Operating income
Total operating income in fourth quarter 2007 was CHF 1,678 million, unchanged from third quarter 2007 as an increase in non-recurring income was offset by a decline in recurring income in Swiss franc terms. In US dollar terms, operating income was 5% higher than in third quarter 2007, reflecting a record level of recurring income (driven by increased asset levels in managed account products) and higher transactional income.
Operating expenses
In fourth quarter 2007, total operating expenses were CHF 1,473 million, down from CHF 1,497 million in the previous quarter. In US dollar terms, operating expenses were up 4% from third quarter, driven by both personnel expenses and general and administrative expenses.
     Personnel expenses were CHF 1,115 million in fourth quarter 2007, down 3% from CHF 1,146 million in third

Financial Businesses
14 February 2008
quarter 2007. In US dollar terms, personnel expenses increased 2% from third quarter 2007. This was mainly a result of increased financial advisor compensation due to higher compensable revenue. Non-personnel expenses (which include general and administrative, depreciation and amortization expenses, and services provided to and received from other business units) increased 2% to CHF 358 million in fourth quarter 2007 from CHF 351 million in third quarter 2007. In US dollar terms, non-personnel expenses increased 7% from third quarter 2007, due to higher costs related to increased business activity and strategic initiatives.
Personnel
The number of personnel was 19,347 on 31 December 2007, up 92 from 30 September 2007 and 790 higher than on 31 December 2006. The number of non-financial advisor staff was 11,099 on 31 December 2007 compared with 11,080 on 30 September 2007. The year-on-year increase in the non-financial advisor headcount, from 10,677 on 31 December 2006, was due to the integration of the McDonald Investments private client network and hiring in support of divisional and home office growth initiatives, partly offset by staff reductions in certain business areas, mainly in IT and operations.
     The number of financial advisors on 31 December 2007 was 8,248, up 73 from 8,175 on 30 September 2007, due to the employment of trainees. The number of financial advisors increased by 368 from a year earlier due to additional financial advisors from McDonald Investments and an increase in trainee advisors.
Personnel (full-time equivalents)
Financial advisors (full-time equivalents)

Business Banking Switzerland
Business unit reporting

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.07	30.9.07	31.12.06	3Q07	4Q06	31.12.07	31.12.06

Interest income	895	874	857	2	4	3,470	3,339
Non-interest income	459	428	407	7	13	1,816	1,746

Income	1,354	1,302	1,264	4	7	5,286	5,085
Adjusted expected credit loss[1]	42	47	41	(11)	2	203	185

Total operating income	1,396	1,349	1,305	3	7	5,489	5,270

Cash components	593	620	572	(4)	4	2,480	2,361
Share-based components[2]	15	13	14	15	7	55	51

Total personnel expenses	608	633	586	(4)	4	2,535	2,412
General and administrative expenses	283	278	253	2	12	1,101	1,070
Services (to) / from other business units	(176)	(171)	(153)	(3)	(15)	(674)	(642)
Depreciation of property and equipment	21	18	22	17	(5)	67	74
Amortization of intangible assets	0	0	0			0	0

Total operating expenses	736	758	708	(3)	4	3,029	2,914

Business unit performance before tax	660	591	597	12	11	2,460	2,356

KPIs

Invested assets (CHF billion)	164	165	161	(1)	2
Net new money (CHF billion)[3]	0.2	0.9	(1.7)			4.6	1.2

Cost / income ratio (%)[4]	54.4	58.2	56.0			57.3	57.3

Impaired lending portfolio as a % of total lending portfolio, gross	1.2	1.4	1.7

Capital return and BIS data

Return on allocated regulatory capital (%)[5]						28.2	27.5
BIS risk-weighted assets	87,790	86,890	85,365	1	3
Goodwill and excess intangible assets[6]	0	0	0
Allocated regulatory capital[7]	8,779	8,689	8,537	1	3

Additional information

Deferral (included in adjusted expected credit loss)[1]	114	119	122	(4)	(7)	489	512
Expected credit loss (included in adjusted expected credit loss)[1]	(72)	(72)	(81)	0	11	(286)	(327)
Client assets (CHF billion)	986	1,016	992	(3)	(1)
Personnel (full-time equivalents)	15,932	16,020	15,913	(1)	0

1	In management accounts, adjusted expected credit loss rather than credit loss expense or recovery is reported for the Business Groups (see Note 2). The adjusted expected credit loss is the sum of expected credit loss and deferrals. The expected credit loss reflects expected average annual impairment costs. The deferral represents the difference between actual credit loss and expected credit loss, amortized over a three-year period.

2	Additionally includes social security contributions and expenses related to alternative investment awards.

3	Excludes interest and dividend income.

4	Operating expenses / income.

5	Business unit performance before tax / average allocated regulatory capital.

6	Goodwill and intangible assets in excess of 4% of BIS Tier 1 capital.

7	10% of BIS risk-weighted assets plus goodwill and excess intangible assets.

Financial Businesses
14 February 2008
Key performance indicators
Invested assets, at CHF 164 billion on 31 December 2007, decreased by CHF 1 billion from third quarter 2007. This was due to falling equity markets and the US dollar’s decline against the Swiss franc. Over the course of 2007, the Business Banking Switzerland unit transferred CHF 9.2 billion in client assets to the Wealth Management International & Switzerland unit, reflecting the progression of client relationships. In 2006, Business Banking Switzerland transferred CHF 8.2 billion in client assets for this reason.
     In fourth quarter 2007, the inflow of net new money was CHF 0.2 billion, down from the third quarter inflow of CHF 0.9 billion. For full-year 2007, the inflow of net new money was CHF 4.6 billion, up from CHF 1.2 billion in 2006.
     The cost/income ratio was 54.4% in fourth quarter 2007, an improvement of 3.8 percentage points from the third quarter, as income was up, while operating expenses were lower. For full-year 2007, the cost/income ratio stood at 57.3%, unchanged from the previous year’s ratio.
Cost/income ratio
     The loan portfolio, at CHF 145.5 billion on 31 December 2007, was almost unchanged from CHF 145.4 billion on 30 September 2007.
     The impaired loan ratio was 1.2% at the end of December, an improvement from 1.4% at the end of September 2007.
Impaired lending portfolio, gross/ total lending portfolio, gross
Business Banking Switzerland’s recovery portfolio was CHF 2.5 billion, unchanged from the end of third quarter 2007.
     The return on allocated regulatory capital was 28.2% for full-year 2007, up from 27.5% in the first nine months of 2007.
Return on allocated regulatory capital
Results
Full-year pre-tax profit in 2007 was a record CHF 2,460 million, CHF 104 million or 4% above the result achieved in 2006. This was mainly due to income growth. In 2007, interest income rose on higher volumes and margins for liabilities, while non-interest income rose due to higher asset-based and brokerage fees. In fourth quarter 2007, Business Banking Switzerland reported a record pre-tax profit of CHF 660 million, up 12% from CHF 591 million in the third quarter, due to higher interest and non-interest income.
Performance before tax
Operating income
Total operating income in fourth quarter 2007 was CHF 1,396 million, up CHF 47 million from third quarter. Interest income rose CHF 21 million to CHF 895 million in fourth quarter 2007, reflecting higher volumes and margins for liabilities. Non-interest income increased to CHF 459 million in fourth quarter 2007, from CHF 428 million a quarter earlier, on gains from equity participations. The adjusted expected credit loss was a recovery of CHF 42 million, down from CHF 47 million in third quarter.

Operating expenses
Total operating expenses were CHF 736 million in fourth quarter 2007, down from CHF 758 million a quarter earlier. Personnel expenses decreased to CHF 608 million in fourth quarter 2007 from CHF 633 million in third quarter, due to the final fixing of bonus accruals in fourth quarter. General and administrative expenses, at CHF 283 million in fourth quarter 2007, were almost unchanged from CHF 278 million in third quarter.
     Net charges to other business units were CHF 176 million in fourth quarter 2007, up from CHF 171 million the previous quarter.
Personnel
The number of personnel in Business Banking Switzerland was 15,932 on 31 December 2007, down 88 from 30 September 2007. This decrease was largely in non-client facing units, reflecting efficiency gains in structures and processes.
Personnel (full-time equivalents)

Financial Businesses
14 February 2008
Global Asset Management
Global Asset Management’s pre-tax profit was CHF 476 million in fourth quarter 2007, up from CHF 369 million in third quarter 2007. This largely reflected an increase in performance fees, particularly in the Brazilian asset management business and alternative and quantitative investments.
Business Group reporting

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.07	30.9.07	31.12.06	3Q07	4Q06	31.12.07		31.12.06

Institutional fees	640	503	570	27	12	2,370		1,803
Wholesale Intermediary fees	437	439	373	0	17	1,724		1,417

Total operating income	1,077	942	943	14	14	4,094		3,220

Cash components	334	376	419	(11)	(20)	1,632		1,305
Share-based components [1]	47	37	65	27	(28)	363		198

Total personnel expenses	381	413	484	(8)	(21)	1,995		1,503
General and administrative expenses	175	107	133	64	32	559		399
Services (to) / from other business units	35	42	(87)	(17)		153		(105)
Depreciation of property and equipment	6	5	10	20	(40)	53		27
Amortization of intangible assets	4	6	3	(33)	33	19		4

Total operating expenses	601	573	543	5	11	2,779	[2]	1,828

Business Group performance before tax	476	369	400	29	19	1,315		1,392

KPI

Cost/income ratio (%) [3]	55.8	60.8	57.6			67.9		56.8

Institutional

Invested assets (CHF billion)	522	557	519	(6)	1
of which: money market funds	32	31	28	3	14
Net new money (CHF billion) [4]	(15.3)	(1.2)	5.2			(16.3)		29.8
of which: money market funds	4.1	4.4	0.7			6.7		11.0
Gross margin on invested assets (bps) [5]	47	36	45	31	4	44		38

[1]	Additionally includes social security contributions and expenses related to alternative investment awards.

[2]	Includes CHF 384 million related to the closure of DRCM.

[3]	Operating expenses/income.

[4]	Excludes interest and dividend income.

[5]	Operating income (annualized as applicable)/average invested assets.

Business Group reporting (continued)

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.07	30.9.07	31.12.06	3Q07	4Q06	31.12.07	31.12.06

Wholesale Intermediary

Invested assets (CHF billion)	369	376	347	(2)	6
of which: money market funds	70	64	59	9	19
Net new money (CHF billion) [1]	(0.9)	(1.6)	0.3			0.6	7.4
of which: money market funds	5.9	1.7	(0.9)			4.8	(2.5)
Gross margin on invested assets (bps) [2]	47	47	43	0	9	47	43

Capital return and BIS data

Return on allocated regulatory capital (%) [3]						60.7	84.8
BIS risk-weighted assets	3,784	3,087	2,723	23	39
Goodwill and excess intangible assets [4]	2,058	2,036	1,677	1	23
Allocated regulatory capital[5]	2,436	2,345	1,949	4	25

Additional information

Invested assets (CHF billion)	891	933	866	(5)	3
Net new money (CHF billion) [1]	(16.2)	(2.8)	5.5			(15.7)	37.2
Personnel (full-time equivalents)	3,625	3,569	3,436	2	6

[1]	Excludes interest and dividend income.

[2]	Operating income (annualized as applicable)/average invested assets.

[3]	Business Group performance before tax/average allocated regulatory capital.

[4]	Goodwill and intangible assets in excess of 4% of BIS Tier 1 Capital.

[5]	10% of BIS risk-weighted assets plus goodwill and excess intangible assets.
Key performance indicators
The cost / income ratio in fourth quarter 2007 was 55.8%, an improvement of five percentage points from the previous quarter’s 60.8%. This was largely the result of higher performance fee income in the Brazilian asset management business and alternative and quantitative investments, combined with the final fixing of incentive-based compensation across the business.
Cost/income ratio
Institutional
Institutional invested assets were CHF 522 billion on 31 December 2007, a decrease of CHF 35 billion from 30 September 2007. The decrease was due to net new money outflows and negative impacts from both lower financial markets and currency fluctuations.
Invested assets, institutional

Financial Businesses
14 February 2008
     The outflow of net new money in fourth quarter 2007 was CHF 15.3 billion, compared with an outflow of CHF 1.2 billion the previous quarter. Excluding money market funds, the net outflow would have been CHF 19.4 billion in fourth quarter 2007 and CHF 5.6 billion in third quarter 2007. Net outflows were reported in equities, fixed income and multi-asset mandates, partly offset by net inflows into alternative and quantitative investments.
     For full-year 2007, net new money outflows were CHF 16.3 billion, compared with net inflows of CHF 29.8 billion in 2006. Outflows in core/value equity mandates and, to a lesser extent, in fixed income mandates, were partly offset by inflows into all other asset classes, particularly alternative and quantitative investments.
Net new money, institutional
     The gross margin in fourth quarter 2007 was 47 basis points, an increase of 11 basis points from the prior quarter, reflecting higher performance fees in the Brazilian asset management business and alternative and quantitative investments.
Gross margin on invested assets, institutional
Wholesale intermediary
Invested assets were CHF 369 billion on 31 December 2007, a decrease of CHF 7 billion from 30 September 2007, mainly reflecting adverse currency fluctuations.
Invested assets, wholesale intermediary
     The fourth quarter saw a net new money outflow of CHF 0.9 billion compared with a CHF 1.6 billion outflow in the previous quarter. Outflows were reported in equity, fixed income and multi-asset funds, offsetting inflows in money market funds. Excluding money market funds, the fourth quarter net new money outflow would have been CHF 6.8 billion compared with a CHF 3.3 billion net outflow in third quarter.
     For full-year 2007, net new money inflows were CHF 0.6 billion, compared with inflows of CHF 7.4 billion for full-year 2006. Inflows mainly into multi-asset and money market funds were mostly offset by outflows from fixed income funds.
Net new money, wholesale intermediary

     The gross margin was 47 basis points in fourth quarter 2007, unchanged from the prior quarter.
Gross margin on invested assets,
wholesale intermediary
Initiatives and achievements
UBS completes acquisition of Caisse Centrale de Réescompte Group
In October 2007, UBS entered into an agreement with Commerzbank to acquire 100% of the Caisse Centrale de Réescompte (CCR) Group in France. The transaction closed on 1 February 2008.
     CCR Group is an asset and wealth manager in France with EUR 13.3 billion of invested assets (as of 31 December 2007) and approximately 190 employees. It includes four principal entities: CCR (a provider of banking services to its subsidiaries), CCR Actions (an asset manager specializing in equity funds), CCR Gestion (an asset manager specializing in fixed income and alternative products) and CCR Chevrillon Philippe (a provider of asset management services to private clients). The business of the CCR Group will be combined with the asset management and wealth management businesses of UBS in France.
     The purchase price paid at the closing of the transaction was EUR 387 million, consisting of the following two components: EUR 247 million for a 100% interest in the CCR Group; and EUR 140 million for the excess capital of the CCR Group, reflecting provisional adjustments made during the closing process. Under the terms of the transaction, the final price for the acquisition will be determined post closing, following determination of the actual adjustments.
Other announcements
UBS not to proceed with acquisition in India
As announced on 28 December 2007, UBS and Standard Chartered Bank have decided not to continue negotiations regarding the acquisition by UBS of the Standard Chartered mutual funds management business in India following the expiry of the sale and purchase agreement signed in January 2007. Any costs accruing to UBS through abandonment of the planned transaction will be negligible and will have no material impact on UBS’s earnings.
     A strategic alliance between UBS and Standard Chartered Bank for fund distribution in Asia, announced at the same time as the planned acquisition, was established in April 2007 and is unaffected.
Investment capabilities and performance
In recent quarterly reports to shareholders, UBS has outlined the poor investment performance of Global Asset Management in some capabilities, notably parts of core / value equities and fixed income. The Business Group has taken steps to address this through realigning its equities business. In addition, the Business Group has made changes to its senior management, focused on recruiting high-performing candidates for its equities and fixed income businesses and added new capabilities. In the investment management industry there is normally a time lag between out- or under-performance and client flows. Global Asset Management saw this effect on net new money this quarter. This is attributable to both its past investment performance and the generally unsettled investment environment. However, as mentioned in previous quarters, the Business Group has reduced its dependency on any one investment capability or market, which is demonstrated by the rise in profits in the quarter.
     In fourth quarter 2007, performance in the flagship strategies that Global Asset Management reports every quarter was mixed. Some specialist core / value equity strategies, the growth equity capabilities and most of alternative and quantitative investments’ funds did well, while key core / value strategies, global bond strategies, balanced funds and some real estate capabilities struggled.
     The actively managed Global Equity composite underperformed its benchmark in the quarter and remains below its benchmark for most longer-term periods. The underperformance was largely due to negative stock selection in financials, information technology and industrials, only partly offset by strong stock selection in healthcare and energy. The overweight in telecoms had a positive impact, moderating the overall underperformance. Regional equity strategy performance varied over fourth quarter 2007. While key core / value strategies (such as those in Europe, UK and the US) underperformed for the quarter, specialist strategies (including Emerging Markets, US Value and some Small Cap) produced higher relative returns.
     The growth equity capabilities, to which Global (ex-US) Growth was recently added, generated good relative performance in fourth quarter 2007, with seven out of nine outperforming their benchmarks. In fact, all four of the primary Global (ex-US) capabilities exceeded their benchmarks by between 12 and 22% over the year. Stock selection was the main driver of outperformance.

Financial Businesses
14 February 2008
     Capital market sentiment in fourth quarter 2007 was dominated by the repercussions of the US sub-prime mortgage market crisis and its consequent disruption of banking activity. Global bonds were buffeted by the increasing severity of the writedowns major banks were forced to take on their exposures to sub-prime securitized mortgages. The dislocation in the credit and cash markets had a notably divergent impact on different bond market sectors. Increased investor aversion to risk prompted greater demand for government bonds (with yields falling by 50 basis points or more). At the same time, corporate bonds, asset-backed securities and riskier debt saw a significant drop in demand. In many non-government sectors, market performance in November was the worst in a single month for 20 years. For example, the yield spread between US corporate bonds and US government bonds widened by 55 basis points over the month. Severe price declines in residential mortgage-backed securities and collateralized debt obligations were exacerbated by illiquid trading conditions, significantly impairing the performance of fixed income strategies exposed to these sectors in fourth quarter 2007, including Absolute Return Bond strategies.
     Balanced funds underperformed their benchmarks in fourth quarter 2007, mainly due to stock selection. Asset allocation was slightly positive in the quarter, with positive contributions from underweight positions in emerging market equities and real estate. Negative contributions were seen from an overweight position in US equities and an underweight position in emerging market debt. Fourth quarter 2007 saw negative returns in the Dynamic Alpha Strategies (DAS), largely due to market exposure. While negative contributions to market returns came from a short position in UK index-linked bonds and a long exposure to US equities, positive contributions came from a short position in emerging market, Australian and Japanese equities.
     Currency performance contributed to returns in both balanced and DAS portfolios over fourth quarter 2007. The main contributors included positive exposures to the Japanese yen and Swiss franc and a negative exposure to UK sterling. A negative stance on the euro and a positive exposure to the Taiwan dollar detracted from performance.
     Alternative and quantitative investments’ funds posted mixed performances over the quarter. Most of the O’Connor single manager hedge funds performed positively with strong risk-adjusted performance in the multi-strategy, currency and rates and the equity long / short strategies. The credit and merger and acquisition trading strategies were negatively impacted by falling markets. However, the overall capitalization weighted performance for O’Connor was strongly positive for the quarter. Fourth quarter was O’Connor’s best performing quarter in 2007 on a percent and US dollar basis.
     On the multi-manager side, the fund of hedge funds category experienced mixed performances in fourth quarter 2007, with the majority of broad-based, diversified strategies posting positive returns. Some individual sector-specific strategies were impacted by market events and ended the quarter in negative territory. Overall, the multi-manager business ended the year with positive risk-adjusted returns.
     Real estate market performance in fourth quarter 2007 was characterized by uncertainty in many of the major investment markets. Although tenant demand remained strong, this uncertainty led to yields coming under increasing pressure in some markets. This was particularly noticeable in the UK, where values fell in the quarter and affected the short-term performance of Global Asset Management’s major real estate funds. Overall investment performance of the Business Group’s Continental European and US flagship funds remained positive. Relative performance of the global real estate security capabilities against benchmark was negative for the quarter, largely attributable to stock selection. The longer-term performance of global real estate securities, however, remains positive.

Annualized
Composite	1 year	3 years	5 years		10 years

Global Equity Composite vs. MSCI World Equity (Free) Index	—	—	—		+
Global Bond Composite vs. Citigroup World Government Bond Index	—	—	—		—
Global Securities Composite vs. Global Securities Markets Index	—	—	—		+
US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	+	+	+	[1]	N/A
US Large Cap Equity Composite vs. Russell 1000 Index	—	—	—		+
Global Real Estate Securities composite (hedged in CHF) [2] vs. FTSE EPRA/NAREIT Global Real Estate Index (hedged in CHF) / reference index [3]	—	—	+	[3]	+	2.3

(+)	above benchmark;

(–)	under benchmark;

(=)	equal to benchmark.

All are after fees. A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds.

1	Performance data for 5 years is for UBS AG, NY Branch Large Cap Select Growth Composite, which is managed in a substantially similar manner to the US Large Cap Select Growth Equity Composite.

2	Composite figures since 31 December 1999. For 10-year annualized returns the Investment Group UBS AST Immobilien Ausland is used as the performance reference (inception: 9 May 1990).

3	Prior to April 2004, the reference index is the GPR General Index Europe (CHF, unhedged) and thereafter it is linked to the benchmark FTSE EPRA/NAREIT Global Real Estate Index (hedged into CHF) to calculate 5- and 10-year returns. Reference index returns are provided for reference purposes only. From 31 March 2004 to 30 September 2005 returns for the FTSE EPRA / NAREIT Global Real Estate Index hedged into Swiss francs are based on published data. Currency translation and hedging into Swiss francs are calculated internally. Thereafter, UBS contracted with FTSE to provide, on a customized request basis, Swiss franc hedged returns for the FTSE EPRA / NAREIT Global Real Estate Index.

Results
Full-year 2007 pre-tax profit was CHF 1,315 million, down from CHF 1,392 million in 2006, primarily due to the CHF 384 million charge related to the closure of Dillon Read Capital Management booked in the second quarter. Excluding these costs, pre-tax profit in 2007 would have been CHF 1,699 million, an increase of 22% from 2006. This increase reflects higher full-year management and performance fees from the existing business, the full-year impact from the Brazilian asset management business and the post-July impact from the Korean asset management business. This increase was partially offset by higher litigation and operational loss provisions, as well as increased professional fees.
     Pre-tax profit in fourth quarter 2007 was CHF 476 million, up 29% from CHF 369 million in third quarter 2007. This result mainly reflected increased performance fees, particularly in the Brazilian asset management business and alternative and quantitative investments, together with the final fixing of incentive-based compensation. This was partly offset by higher operational loss provisions and higher general and administrative expenses.
Performance before tax
Operating income
In fourth quarter 2007, operating income was CHF 1,077 million, a 14% increase from the previous quarter’s CHF 942 million. Institutional revenues increased from CHF 503 million in third quarter 2007 to CHF 640 million in fourth quarter 2007, due to higher performance fees in the Brazilian asset management business and alternative and quantitative investments, partly offset by operational loss provisions. Wholesale intermediary revenues were CHF 437 million in fourth quarter, a marginal decrease from CHF 439 million a quarter earlier.
Operating expenses
Total operating expenses in fourth quarter 2007 were CHF 601 million, up from CHF 573 million the previous quarter. While personnel expenses decreased from CHF 413 million in third quarter 2007 to CHF 381 million in fourth quarter 2007, due to the final fixing of incentive-based compensation, general and administrative expenses rose from CHF 107 million in third quarter 2007 to CHF 175 million in fourth quarter 2007. The rise in general and administrative expenses was mainly due to higher litigation expenses, IT costs, professional fees and travel and entertainment expenses. Depreciation of property and equipment was CHF 6 million, slightly higher than in the prior quarter. Net charges-in from other businesses decreased from CHF 42 million in third quarter 2007 to CHF 35 million in fourth quarter, mainly due to higher costs charged to Global Wealth Management & Business Banking for alternative investment research.
Personnel
The number of employees was 3,625 on 31 December 2007, up 2% from 3,569 on 30 September 2007. The main increases were in alternative and quantitative investments and fund services, reflecting the continued growth of these businesses.
Personnel (full-time equivalents)

Financial Businesses
14 February 2008
Investment Bank
In fourth quarter 2007, the Investment Bank recorded a loss of CHF 15,461 million, compared with a pre-tax profit of CHF 1,356 million in fourth quarter 2006. This was due to net revenues of negative CHF 15,534 million in the fixed income, currencies and commodities area, mainly related to the inventory of securities linked to the US sub-prime residential mortgage markets.
Business Group reporting

	Quarter ended			% change from		Year ended
CHF million	31.12.07	30.9.07	31.12.06	3Q07	4Q06	31.12.07	31.12.06

Equities	2,672	1,709	2,545	56	5	10,603	9,397
Fixed income, currencies and commodities	(15,534)	(4,226)	2,018	(268)		(15,681)	9,056
Investment banking	1,259	1,103	1,015	14	24	4,540	3,273

Income	(11,603)	(1,414)	5,578	(721)		(538)	21,726
Adjusted expected credit loss [1]	(12)	(5)	24	140		(19)	61

Total operating income	(11,615)	(1,419)	5,602	(719)		(557)	21,787

Cash components	2,224	834	2,452	167	(9)	8,918	9,801
Share-based components [2]	381	356	366	7	4	1,499	1,552

Total personnel expenses	2,605	1,190	2,818	119	(8)	10,417	11,353
General and administrative expenses	902	801	996	13	(9)	3,423	3,260
Services (to)/from other business units	247	173	312	43	(21)	746	956
Depreciation of property and equipment	51	59	91	(14)	(44)	210	203
Amortization of intangible assets	41	38	29	8	41	172	72

Total operating expenses	3,846	2,261	4,246	70	(9)	14,968	15,844

Business Group performance before tax	(15,461)	(3,680)	1,356	(320)		(15,525)	5,943

KPIs

Compensation ratio (%) [3]	N/A [4]	N/A [4]	50.5			N/A [4]	52.3

Cost / income ratio (%) [5]	N/A [4]	N/A [4]	76.1			N/A [4]	72.9

Impaired lending portfolio as a % of total lending portfolio, gross	0.4	0.4	0.1
Average VaR (10-day, 99% confidence, 5 years of historical data)	665	447	391	49	70

Capital return and BIS data

Return on allocated regulatory capital (%) [6]						(63.0)	29.4
BIS risk-weighted assets	190,763	209,245	174,599	(9)	9
Goodwill and excess intangible assets [7]	5,300	5,366	5,465	(1)	(3)
Allocated regulatory capital [8]	24,376	26,291	22,925	(7)	6

Additional information

Deferral (included in adjusted expected credit loss) [1]	49	57	68	(14)	(28)	217	232
Expected credit loss (included in adjusted expected credit loss) [1]	(61)	(62)	(44)	2	(39)	(236)	(171)
Personnel (full-time equivalents)	21,932	22,833	21,899	(4)	0

1	In management accounts, adjusted expected credit loss rather than credit loss expense or recovery is reported for the Business Groups (see Note 2). The adjusted expected credit loss is the sum of expected credit loss and deferrals. The expected credit loss reflects expected average annual impairment costs. The deferral represents the difference between actual credit loss and expected credit loss, amortized over a three-year period.

2	Additionally includes social security contributions and expenses related to alternative investment awards.

3	Personnel expenses / income.

4	Both the cost / income and the compensation ratios are not meaningful due to losses recorded in the Investment Bank.

5	Operating expenses / income.

6	Business Group performance before tax / average allocated regulatory capital.

7	Goodwill and intangible assets in excess of 4% of BIS Tier 1 capital.

8	10% of BIS risk-weighted assets plus goodwill and excess intangible assets.

Key performance indicators
Neither the cost/income nor the compensation ratios were meaningful in fourth quarter 2007 due to negative total operating income.
Cost/income ratio

1	The cost/income ratio is not meaningful this quarter due to the loss reported in the Investment Bank.
Compensation ratio

1	The compensation ratio is not meaningful this quarter due to the loss reported in the Investment Bank.
     As expected, the full impact of third quarter market volatility is reflected in fourth quarter Investment Bank average 10-day, 99% confidence Value at Risk (VaR), which increased to CHF 665 million from CHF 447 million in the preceding period. Minimum VaR for the quarter was also up sharply from CHF 291 million to CHF 468 million, underlining the accumulation of more volatile days in the historical time series. Despite the heightened volatility and enhancements to the capture of risk positions (which increased VaR on the day of implementation), Investment Bank VaR ended fourth quarter 2007 down from the previous period-end, reflecting active risk reduction in addition to amortizations and writedowns of US mortgage market linked positions during the quarter.
Average VaR (10-day, 99% confidence, 5 years of historical data)
     The gross lending portfolio in the Investment Bank was CHF 148 billion, down from CHF 154 billion on 30 September 2007. This decline was due to reductions of CHF 6 billion in loans as a consequence of declining levels in the prime brokerage area and securitizations that took place in the loan book during fourth quarter 2007.
Impaired lending portfolio, gross/total lending portfolio, gross

Financial Businesses
14 February 2008
     The return on allocated regulatory capital was negative 63%, which reflects the losses mentioned previously. The extreme market volatility since the start of third quarter 2007, which pushed up 10-day 99% VaR, has increased market risk regulatory capital requirements. Continuous high volatility, especially in credit markets, resulted in an increase in risk-weighted assets on derivative products.
Return on allocated regulatory capital
Results
In 2007, the Investment Bank recorded a pre-tax loss of CHF 15,525 million compared with a profit of CHF 5,943 million in 2006, primarily due to the losses recorded on positions related to the US mortgage market which more than offset the solid performance in other areas. For full-year 2007, equities posted record results with very strong cash commissions, derivatives and prime services revenues. Investment banking had a record year in 2007, with all regions showing double-digit growth. Operating expenses for the Investment Bank decreased from 2006, mainly reflecting lower performance-related bonus accruals and a change in the composition of bonus between cash and shares. This was partially offset by higher salary and general and administrative costs, driven by increased average staff levels over the year.
     In fourth quarter 2007, the Investment Bank recorded a loss of CHF 15,461 million. In contrast, the Investment Bank recorded operating income of positive CHF 5,602 million and a pre-tax profit of CHF 1,356 million in fourth quarter 2006.
Operating income
Total operating income in fourth quarter 2007 was negative CHF 11,615 million, compared with total operating income of positive CHF 5,602 million in fourth quarter 2006. Both equities and FICC recorded gains in net trading income attributable to the observable impact on the market’s widening of UBS’s own credit spread on structured financial liabilities for which the fair value option was elected. In fourth quarter 2007, the Investment Bank recorded a gain of CHF 659 million.
Performance before tax
     The equities business posted revenues of CHF 2,672 million in fourth quarter 2007, up 5% from the same period in 2006. Excluding October, fourth quarter 2007 was characterized by difficult market conditions, with reduced liquidity and increased market volatility, as sub-prime market fears failed to dissolve. Despite this, cash equities revenues rose significantly with strong volumes leading to record commissions across all regions, partially offset by greater client facilitation costs and lower cash trading revenues. Prime brokerage revenues grew, driven primarily by the growth in client balances and an increase in securities lending. Exchange-traded derivatives had another strong quarter, driven by an increase in client balances and spreads. Derivatives revenues fell compared with fourth quarter 2006, especially in Asia Pacific and Europe. Proprietary trading revenues recorded a loss as all regions were impacted by the market dislocation, while the demutualization of Bovespa (the Brazilian stock exchange) and the subsequent mark-to-market gains positively affected the result. Equity-linked revenues were down as well, suffering in all regions due to difficult trading conditions that resulted in lower liquidity. Compared with third quarter 2007, equities revenues were up 56% in fourth quarter 2007, driven by increased revenues in equity cash commissions, equity capital markets and lower losses from proprietary trading.
     Fixed income, currencies and commodities (FICC) revenues were negative CHF 15,534 million in fourth quarter 2007, down from positive CHF 2,018 million in fourth quarter 2006. The credit market dislocation has continued to affect most FICC businesses, leading to losses on mortgage-related positions of USD 13.7 billion (CHF 15.6 billion, as detailed on page 18). Generally, trading in fourth quarter was very weak. Credit recorded losses in both client and proprietary trading in the context of extreme market volatility and low liquidity. Structured products also recorded a loss, largely driven by the negative impact of the credit dislocation, reduced customer demand for complex high-yield products and the absence of major deals. Writedowns of leveraged finance positions affected FICC as well as the investment banking business. Commodities revenues declined due to lower volumes and volatility in power and gas, as well as a reduction in customer appetite for base metals.

     These negative effects were only partially offset by positive results in certain areas. The emerging markets business result was driven by the demutualization and mark-to-market gains on the stake in the Brazil Mercantile & Futures Exchange. The underlying foreign exchange spot business saw very strong increases due to higher volumes. FICC income was further helped by gains of CHF 181 million on credit default swaps hedging loan exposures, compared with losses of CHF 59 million in fourth quarter 2006.
     Compared with negative revenues of CHF 4,226 million in third quarter 2007, FICC results this quarter were lower in most businesses except emerging markets and credit.
     Investment banking net revenues, at CHF 1,259 million in fourth quarter 2007, rose 24% from fourth quarter 2006 to the highest level ever recorded in a fourth quarter. This was driven by double-digit growth in Asia Pacific and Europe, Middle East & Africa. Revenues in the advisory and equity capital markets businesses increased significantly. Debt capital market revenues grew while leveraged finance revenues were down due to the poor credit market conditions, which led to reduced transaction levels. Compared with third quarter 2007, investment banking net revenues were up 14% with increases in all products except advisory.
Operating expenses
Total operating expenses in fourth quarter 2007 were CHF 3,846 million, down 9% from the same period in 2006.
     Personnel expenses decreased by 8% from fourth quarter 2006 to CHF 2,605 million in fourth quarter 2007, reflecting lower accruals of performance-related compensation as a result of a change in the composition of bonuses between cash and shares. This was partially offset by severance payments for redundancies in fourth quarter 2007 and higher salary costs. Salary costs for fourth quarter 2007 increased in comparison with those a year earlier, due to higher personnel levels, including a full quarter of salaries for Pactual staff, and wage increases (which occurred as a result of the annual pay rise in first quarter 2007). Expenses for share-based compensation were up 4% from fourth quarter 2006, reflecting accelerated amortization of deferred compensation for certain terminated employees.
     General and administrative expenses declined by 9% from fourth quarter 2006 to CHF 902 million. This was mainly due to the legal provisions booked in fourth quarter 2006. Additionally, travel and entertainment and marketing costs were down in fourth quarter 2007, due to ongoing cost reductions. This was partially offset by higher costs for professional fees due to higher legal-related expenditures in all businesses. Administrative costs also increased due to service fees paid in relation to the PetroChina IPO, which UBS led.
     Charges from other businesses declined by 21% from fourth quarter 2006 to CHF 247 million in fourth quarter 2007, a result of Global Asset Management ceasing to charge the Investment Bank for the Dillon Read Capital Management (DRCM) investment management services and a marginal decrease in charges from information technology infrastructure.
     Depreciation expense in fourth quarter 2007 was CHF 51 million, a 44% decrease from fourth quarter 2006 when accelerated software impairment was included. Amortization of intangible assets increased by 41% to CHF 41 million in fourth quarter 2007, driven by amortization of intangible assets related to the acquisition of Banco Pactual.
Personnel
On 31 December 2007, the number of employees was 21,932. This is a decrease of 901, or 4%, from the end of third quarter 2007 and an increase of 33 from fourth quarter 2006. As announced on 1 October 2007, the level of staff in the Investment Bank was reduced across all businesses due to the US sub-prime writedowns incurred and the corresponding restructuring of the business. Additionally, around 430 people have been notified that they will have to leave UBS in the course of first quarter 2008.
Personnel (full-time equivalents)
Initiatives and achievements
Market share
Dealogic ranked UBS fifth in terms of share of the global fee pool at the end of fourth quarter 2007, with a full-year market share of 5.9%. A year earlier, in full-year 2006, UBS ranked eighth with a market share of 4.9%. UBS bolstered its position in equity underwriting, moving from third in 2006 to first in 2007 with 7.7% market share in terms of the fee pool. In mergers and acquisitions, UBS remained fourth while its share of the fee pool increased from 6.1% to 7.2%.
     The Investment Bank also maintained first place in the global ranking for secondary cash commissions for the twenty-second consecutive quarter, according to data from a leading industry survey.
Global fee pool market share

	Year ended
	31.12.07	31.12.06	31.12.05

In %	5.9	4.9	5.0
Rank	5	8	7

Source: Dealogic

Financial Businesses
14 February 2008
Awards
The Investment Bank businesses received a number of prestigious awards in fourth quarter. In the 2007 IFR Awards, run by International Financing Review (IFR) magazine, UBS was named the best “Equity House” both globally and in Asia Pacific for 2007. For its debt capital markets business, UBS was named the “European Banking and Financial Institutions House of the Year” in the Financial News Awards for Excellence in Investment Banking. Acquisitions Monthly named UBS “M&A Bank of the Year” both globally and for Asia. The European mergers and acquisitions business was also recognized in the inaugural Financial Times and Mergermarket M&A Awards, where UBS was named “Financial Advisor of the Year”.
     In Asia, FinanceAsia named UBS “Best Investment Bank” and “Best M&A House”. For the second consecutive year, the Investment Bank claimed the two top categories in Asiamoney’s Prime Brokers and Hedge Fund Services Poll by winning “Best Overall Services to Hedge Funds” and “Best All-Round Solutions for Prime Broking”. Asiamoney also named UBS the leading research house in Asia in its Brokers Poll for 2007. Euromoney Japan ranked UBS first for foreign exchange market share in Japan.
Significant deals
Mergers and acquisitions
Despite a decline in fourth quarter 2007, worldwide mergers and acquisitions volume for 2007 increased by 24% from 2006, according to Thomson Financial. In 2007, the Investment Bank advised on a total of 463 transactions globally worth approximately USD 1,024 billion. Some significant deals this quarter included:
–	joint defense advisor and broker to international brewing group Scottish & Newcastle on the GBP 9.7 billion combined bid by Carlsberg and Heineken;

–	sole financial advisor to VimpelCom, Russia’s leading mobile phone operator, on its USD 4.4 billion acquisition of Golden Telecom, a Russian telecommunications and internet services provider; and

–	sole financial advisor and broker to Burren Energy, the UK oil and gas exploration and production group, on the GBP 1.7 billion recommended cash offer from Eni.
Equity underwriting
Global equity capital markets deal volumes were USD 24.3 billion in fourth quarter 2007, up 11% compared with the same period in 2006, according to Dealogic. In full-year 2007, the Investment Bank ranked third with a market share of 8.3% of deal volume. It completed the largest number of deals globally and key transactions in the quarter included:
–	joint bookrunner for the USD 3.0 billion accelerated bookbuild for AngloGold Ashanti, a South African gold producer;

–	joint bookrunner and underwriter on the EUR 3.7 billion accelerated bookbuild for Electricité de France on behalf of the French government;

–	joint lead manager, joint sponsor and joint bookrunner on the USD 8.9 billion IPO of PetroChina on the Shanghai Stock Exchange, the largest IPO ever in China; and

–	joint bookrunner on the USD 3.0 billion concurrent convertible and accelerated bookbuild for SLM Corporation, more commonly known as Sallie Mae.
Fixed income underwriting
New issue activity in fourth quarter 2007 varied by market and currency, with the period characterized by sudden swings in investor confidence. While US dollar investment grade issuance from the broad industrial and financial sectors was robust, the quarter saw continued spread and overall market volatility. The market for leveraged finance products was very challenging. For investment grade debt, UBS underwrote 3% less volume in 2007 than in 2006 against an overall market increase of 1%. UBS’s market share of primary bond issue was stable compared to 2006. The Investment Bank lead managed 76 deals during fourth quarter 2007, including:
–	joint bookrunner on a USD 2.8 billion multi-tranche issue for Covidien, the former healthcare unit of Tyco International;

–	joint bookrunner on a JPY 60 billion multi-tranche Samurai Bond for the Industrial Bank of Korea;

–	joint bookrunner on a USD 1.7 billion multi-tranche issue for TNK-BP, a Russian oil company; and

–	joint lead arranger on a USD 2.3 billion of senior secured credit facilities for Loral Space & Communication, a satellite communications company.

UBS gross capital market and corporate finance fees

	Quarter ended			Year ended
CHF million	31.12.07	30.9.07	31.12.06	31.12.07	31.12.06

M&A and corporate finance fees	775	841	555	2,768	1,852
Equity underwriting fees	799	557	657	2,564	1,834
Debt underwriting fees and fees on Global Syndicated Finance positions	303	300	530	1,712	1,704
debt underwriting fees	221	233	411	1,178	1,279
fees on Global Syndicated Finance positions[1]	82	67	119	534	425
Other capital market revenues[2]	229	49	158	702	594

Gross capital market and corporate finance fees	2,106	1,747	1,900	7,746	5,984

Capital market fees booked outside investment banking[3]	243	194	308	1,006	856
Amount shared with equities and FICC (fixed income, currencies and commodities)	622	338	525	2,049	1,689
Financing, hedging and risk adjustment costs	(18)	112	52	151	166

Net investment banking area revenues	1,259	1,103	1,015	4,540	3,273

1	Fees on Global Syndicated Finance positions comprises fees received from clients related to the syndication of lending business which is reported in net trading income.

2	Other capital market revenues comprise equity and debt revenues with investment banking involvement that are not underwriting fees (for example, derivative or trading revenues).

3	Capital market fees booked outside investment banking comprises equity and debt underwriting fees that had no investment banking involvement (for example, municipal or mortgage-backed securities).

Financial Businesses
14 February 2008
Corporate Center
In fourth quarter 2007, Corporate Center recorded a CHF 255 million pre-tax loss from continuing operations. This compares with a CHF 31 million loss in third quarter 2007 and a CHF 318 million loss in fourth quarter 2006.
Business Group reporting

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.07	30.9.07	31.12.06	3Q07	4Q06	31.12.07	31.12.06

Income	298	353	64	(16)	366	2,873[1]	294
Credit loss (expense) / recovery[2]	(261)	(49)	(37)	433	605	(392)	(61)

Total operating income	37	304	27	(88)	37	2,481	233

Cash components	271	324	292	(16)	(7)	1,215	1,133
Share-based components[3]	37	73	44	(49)	(16)	168	131

Total personnel expenses	308	397	336	(22)	(8)	1,383	1,264
General and administrative expenses	344	313	331	10	4	1,298	1,242
Services (to) / from other business units	(543)	(560)	(521)	3	(4)	(2,194)	(1,978)
Depreciation of property and equipment	183	185	198	(1)	(8)	739	783
Amortization of intangible assets	0	0	1		(100)	0	9

Total operating expenses[4]	292	335	345	(13)	(15)	1,226	1,320

Business Group performance from continuing operations before tax	(255)	(31)	(318)	(723)	20	1,255	(1,087)
Business Group performance from discontinued operations before tax	0	0	0			7	4

Business Group performance before tax	(255)	(31)	(318)	(723)	20	1,262	(1,083)

Additional information
BIS risk-weighted assets	7,984	7,838	8,969	2	(11)
Personnel (full-time equivalents)	6,913	6,733	4,771	3	45
Personnel excluding IT Infrastructure (ITI) (full-time equivalents)	2,570	2,381	1,716	8	50
Personnel for ITI (full-time equivalents)	4,343	4,352	3,055	0	42

1	Includes pre-tax gain of CHF 1,950 million related to the sale of 20.7% stake in Julius Baer.

2	In order to show the relevant Business Group performance over time, adjusted expected credit loss rather than credit loss expense or recovery is reported for all Business Groups. The difference between the adjusted expected credit loss and credit loss expense or recovery recorded at Group level is reported in Corporate Center (see Note 2).

3	Additionally includes social security contributions and expenses related to alternative investment awards.

4	Includes expenses for the Chairman’s office (comprising the Company Secretary, Board of Directors and Group Internal Audit).

Results
In full-year 2007, Corporate Center recorded a pre-tax profit from continuing operations of CHF 1,255 million. This improvement, up from a loss of CHF 1,087 million a year earlier, was mainly related to the CHF 1,950 million gained from the sale of a 20.7% stake in Julius Baer (which was booked at the end of June 2007). In addition, positive cash flow hedges and higher income from the investment of equity also assisted the 2007 result. While all these developments helped operating income to rise by CHF 2,248 million between 2007 and 2006, higher levels of credit loss expense in 2007 moderated the increase.
Operating income
Total operating income in fourth quarter 2007 was CHF 37 million, down from CHF 304 million the previous quarter. This decrease was mainly due to a sharp rise in credit loss expenses in fourth quarter 2007, related to valuation adjustments in the Investment Bank. The credit loss expense booked in Corporate Center represents the difference between the adjusted expected credit loss result booked in the Business Groups and the actual credit loss expense recognized in UBS’s Financial Information. In fourth quarter 2007, UBS recorded an expense of CHF 238 million. The adjusted expected credit loss booked in the Business Groups was a recovery of CHF 23 million, resulting in a difference of CHF 261 million that was booked in Corporate Center as a credit loss expense. In third quarter 2007, Corporate Center booked a credit loss expense of CHF 49 million.
     The decrease in total operating income from third to fourth quarter 2007 included a decline in income from treasury activities, due to lower gains from certain interest rate swaps and relatively high foreign exchange gains recorded in third quarter 2007 (related to management of the monthly currency risk at group level). Additionally, third quarter 2007 included dividend income from the equity holding in the Bank of China.
Operating expenses
Total operating expenses decreased by CHF 43 million in fourth quarter 2007, totaling CHF 292 million against the previous quarter’s CHF 335 million. A 22% decrease in fourth quarter personnel expenses, at CHF 308 million in comparison with CHF 397 million in third quarter 2007, was mainly due to lower performance-related bonus accruals and the accelerated amortization of share-based deferred compensation in third quarter 2007 awarded to certain terminated employees during their employment. General and administrative expenses increased by 10% from the third quarter, to CHF 344 million, mainly reflecting higher advertising costs as well as a provision related to corporate real estate. Other businesses were charged CHF 543 million for services provided by Corporate Center in fourth quarter 2007, compared with CHF 560 million the previous quarter, mainly reflecting year-to-date adjustments in respect of equity participation plans and reduced levels of depreciation arising from fewer purchases of workstations and equipment in information technology infrastructure. This was partially offset by higher charge-outs to other Business Groups in line with continuing offshore activities.
IT infrastructure
The information technology infrastructure cost per full-time employee was CHF 27,131 in 2007, a CHF 941 decrease from CHF 28,072 the previous year. This reflects a 12% increase in the average staff levels in financial businesses from 72,885 on 31 December 2006 to 81,715 at the end of 2007. Information technology infrastructure costs only increased by 8% during this period, supporting business growth plans.
     In comparison with third quarter 2007, when the information technology cost per full-time employee was CHF 6,797, fourth quarter 2007 saw the ratio decrease by CHF 225 to CHF 6,572.
Personnel
The number of employees in Corporate Center on 31 December 2007 was 6,913, an increase of 180, or 3%, from 30 September 2007. Increased staff levels in group offshoring (India and Poland), which added 133 employees, were the main reason behind this growth. Personnel levels throughout operational Corporate Center increased, driven by hiring in second and third quarter 2007 relating to growing business demand.
Personnel (full-time equivalents)

Corporate Center excluding ITI figures include staff employed in Private Banks & GAM until 30 September 2005. The business was sold on 2 December 2005.

Financial Businesses
14 February 2008
Industrial Holdings
Income statement

	As of or for the quarter ended			% change from		Year ended
CHF million, except where indicated	31.12.07	30.9.07	31.12.06	3Q07	4Q06	31.12.07	31.12.06

Continuing operations
Revenues from Industrial Holdings	67	67	66	0	2	268	262
Other income	1	183	122	(99)	(99)	680	303

Total operating income	68	250	188	(73)	(64)	948	565

Personnel expenses	23	34	31	(32)	(26)	111	122
General and administrative expenses	11	11	9	0	22	44	51
Services (to)/from other business units	5	39	1	(87)	400	124	9
Depreciation of property and equipment	2	3	2	(33)	0	8	7
Amortization of intangible assets	2	1	1	100	100	6	5
Goods and materials purchased	29	30	29	(3)	0	119	116

Total operating expenses	72	118	73	(39)	(1)	412	310

Operating profit from continuing operations before tax	(4)	132	115			536	255
Tax expense	(5)	(28)	31	82		36	34

Net profit from continuing operations	1	160	84	(99)	(99)	500	221

Discontinued operations
Profit from discontinued operations before tax	31	96	162	(68)	(81)	128	875
Tax expense	0	1	(99)	(100)	100	(8)	(12)

Net profit from discontinued operations	31	95	261	(67)	(88)	136	887

Net profit	32	255	345	(87)	(91)	636	1,108

Net profit attributable to minority interests	0	(1)	(7)	(100)	(100)	50	104
from continuing operations	0	(1)	(7)	(100)	(100)	50	1
from discontinued operations	0	0	0			0	103

Net profit attributable to UBS shareholders	32	256	352	(88)	(91)	586	1,004
from continuing operations	1	161	91	(99)	(99)	450	220
from discontinued operations	31	95	261	(67)	(88)	136	784

Additional information
Private Equity[1]
Investments, at cost[2]	92	106	344	(13)	(73)
Gains recognized directly in equity	76	90	517	(16)	(85)
Portfolio fair value	168	196	861	(14)	(80)

Cost/ income ratio (%)[3]	105.9	47.2	38.8			43.5	54.9
BIS risk-weighted assets	117	102	443	15	(74)
Personnel (full-time equivalents)	3,843	3,740	4,241	3	(9)

1	Only comprises financial investments available-for-sale.

2	Historical cost of investments made, less divestments and impairments.

3	Operating expenses/operating income.

Major participations
The Industrial Holdings segment comprises UBS’s private equity investments. The strategy is to de-emphasize and reduce exposure to this asset class while capitalizing on orderly exit opportunities as they arise.
Results
In fourth quarter 2007, Industrial Holdings reported a net profit attributable to UBS shareholders of CHF 32 million.
     UBS completed the divestment of one of the remaining fully consolidated investments in fourth quarter 2007. The realized gain of CHF 8 million is presented in discontinued operations for Industrial Holdings. Previous income statements have also been restated to reflect the divestment.
     Private equity treated as “Financial Investments available-for-sale” achieved divestment gains of CHF 15 million in fourth quarter 2007. The level of these investments fell to CHF 92 million on 31 December 2007, from CHF 106 million on 30 September 2007, due to a number of exits. The fair value of this part of the portfolio decreased by CHF 28 million to CHF 168 million in the fourth quarter due to successful divestments. Unfunded commitments on 31 December 2007 were CHF 67 million, down from CHF 79 million on 30 September 2007.
     Industrial Holdings made a CHF 4 million performance-related credit to the Investment Bank in fourth quarter 2007. This was to compensate the Investment Bank for its efforts in helping dispose of certain private equity investments, which had been transferred from the Investment Bank in 2005. The credit, recorded in the respective services (to)/from other business units lines in Industrial Holdings and the Investment Bank, has no net impact on UBS’s consolidated financial results.
     In full-year 2007, Industrial Holdings reported a net profit of CHF 636 million, of which CHF 586 million is attributable to shareholders. A year earlier, net profit was CHF 1,108 million, of which CHF 1,004 million was attributable to shareholders.
     The net profit result in 2007 is shown after transfers of CHF 118 million to the Investment Bank while the 2006 net profit result included a CHF 458 million gain from the sale of UBS’s stake in Motor-Columbus.

Balance Sheet & Capital Management
14 February 2008
Capital Management
On 31 December 2007, UBS’s total BIS capital ratio stood at 12.0% and its BIS Tier 1 ratio was 8.8%, down from levels of 13.6% and 10.6% respectively on 30 September 2007. In the same period, BIS risk-weighted assets were down CHF 18.0 billion to CHF 372.3 billion. These shifts were driven by declines in the Investment Bank, where deliberate balance sheet reductions led to lower lending, reverse repurchase exposures and the exit of certain US legacy positions which were built up by Dillon Read Capital Management. Fixed income related products (asset-backed lending and collateralized loan obligations) also declined during fourth quarter. Additionally, equities saw a decrease in securities lending and borrowing activities. Risk-weighted assets on derivative products decreased, mainly due to lower credit exposure on foreign exchange products. The purchase of additional hedges for undrawn off-balance sheet credit facilities resulted in lower capital usage.
     Value at Risk increased following updates of the historical time series, which included the effects of the credit market dislocation. This led to a higher regulatory capital requirement for market risk, which in turn increased risk-weighted assets.
     BIS Tier 1 capital on 31 December 2007 was CHF 32.8 billion, down CHF 8.7 billion from 30 September 2007. The decline in Tier 1 capital was a result of the quarterly net loss, expected requirements for share compensation plans and negative foreign exchange impacts. As announced on 10 December 2007, the UBS Board of Directors proposed replacing the 2007 dividend with a stock dividend. This had a positive impact on UBS’s Tier 1 ratio as it led to a reversal of previously accrued dividends. UBS also rededicated shares previously intended for cancellation and this positively affected the firm’s Tier 1 capital. On 31 December 2007, total BIS capital was CHF 44.5 billion, down from CHF 53.1 billion on 30 September 2007.
2007/2010 buyback program
The current three-year second-line repurchase program, in place since March 2007, has a maximum limit of 10% of shares issued, which corresponds to 210,527,328 shares. This program was suspended for an indefinite period on 10 December 2007, in line with the announced capital measures. The 36,400,000 shares purchased under the program (for a total cost of CHF 2,599 million), which were previously intended for cancellation, have been rededicated. It is not expected that the program will resume until UBS returns to sustained levels of profitability.
Treasury shares
UBS’s holding of its own shares decreased slightly to 158,105,524, or 7.6% of shares issued, on 31 December 2007. This compares with 161,998,409, or 7.8% of shares issued, on 30 September 2007. The quarterly movement was driven by deliveries of shares from employee plans and a decrease in holdings for market-making activities in the Investment Bank. The Investment Bank acts as a market-maker in UBS shares and related derivatives. It issues derivatives to retail and institutional investors and may hold shares to hedge these products. International Financial Reporting Standards (IFRS) requires a company that holds its own shares for trading or non-trading purposes to record them as treasury shares and deduct them from shareholders’ equity.
Market capitalization

BIS capital and ratios

	As of			% change from
CHF million, except where indicated	31.12.07	30.9.07	31.12.06	30.9.07	31.12.06

Risk weighted assets	372,298	390,320	341,892	(5)	9

BIS Tier 1 capital	32,811	41,543	40,528	(21)	(19)
of which: hybrid Tier 1 capital 1	6,387	5,502	5,633	16	13
BIS total capital	44,507	53,050	50,364	(16)	(12)

Tier 1 (%)	8.8	10.6	11.9
of which: hybrid Tier 1 capital (%)1	1.7	1.4	1.6
Total BIS (%)	12.0	13.6	14.7

1	Trust preferred securities.
UBS shares and market capitalization

	As of			% change from
Number of shares, except where indicated	31.12.07	30.9.07	31.12.06	30.9.07	31.12.06

Total ordinary shares issued	2,073,547,344	2,073,536,484	2,105,273,286	0	(2)
Second trading line treasury shares
2006 program			(22,600,000)
2007/2010 program		(36,400,000)

Shares outstanding for market capitalization	2,073,547,344	2,037,136,484	2,082,673,286	2	0

Share price (CHF)	52.40	62.60	74.05	(16)	(29)

Market capitalization (CHF million)	108,654	127,525	154,222	(15)	(30)

Total treasury shares	158,105,524	161,998,409	164,475,699	(2)	(4)

Financial Information
14 February 2008
Financial Information
Income statement (unaudited)

	Quarter ended				% change from		Year ended
CHF million, except per share data	Note	31.12.07	30.9.07	31.12.06	3Q07	4Q06	31.12.07	31.12.06

Continuing operations
Interest income	3	25,820	28,339	24,405	(9)	6	109,112	87,401
Interest expense	3	(24,283)	(26,676)	(22,880)	(9)	6	(103,775)	(80,880)

Net interest income	3	1,537	1,663	1,525	(8)	1	5,337	6,521
Credit loss (expense)/ recovery		(238)	(15)	21			(238)	156

Net interest income after credit loss expense		1,299	1,648	1,546	(21)	(16)	5,099	6,677
Net fee and commission income	4	7,727	7,797	7,016	(1)	10	30,634	25,456
Net trading income	3	(13,915)	(3,479)	3,520	(300)		(8,353)	13,743
Other income	5	755	386	312	96	142	4,332	1,598
Revenues from Industrial Holdings		67	67	66	0	2	268	262

Total operating income		(4,067)	6,419	12,460			31,980	47,736

Personnel expenses	6	5,991	4,824	6,026	24	(1)	24,798	23,591
General and administrative expenses	7	2,267	2,010	2,244	13	1	8,465	7,980
Depreciation of property and equipment		311	314	366	(1)	(15)	1,251	1,252
Amortization of intangible assets		68	63	53	8	28	282	153
Goods and materials purchased		29	30	29	(3)	0	119	116

Total operating expenses		8,666	7,241	8,718	20	(1)	34,915	33,092

Operating profit from continuing operations before tax		(12,733)	(822)	3,742			(2,935)	14,644
Tax expense		(362)	(14)	500			1,311	2,785

Net profit from continuing operations		(12,371)	(808)	3,242			(4,246)	11,859

Discontinued operations
Profit from discontinued operations before tax		31	96	162	(68)	(81)	135	879
Tax expense		0	1	(99)	(100)	100	(266)	(12)

Net profit from discontinued operations		31	95	261	(67)	(88)	401	891

Net profit		(12,340)	(713)	3,503			(3,845)	12,750

Net profit attributable to minority interests		111	117	96	(5)	16	539	493
from continuing operations		111	117	96	(5)	16	539	390
from discontinued operations		0	0	0			0	103

Net profit attributable to UBS shareholders		(12,451)	(830)	3,407			(4,384)	12,257
from continuing operations		(12,482)	(925)	3,146			(4,785)	11,469
from discontinued operations		31	95	261	(67)	(88)	401	788

Earnings per share

Basic earnings per share (CHF)	8	(6.50)	(0.43)	1.73			(2.28)	6.20
from continuing operations		(6.52)	(0.48)	1.60			(2.49)	5.80
from discontinued operations		0.02	0.05	0.13	(60)	(85)	0.21	0.40
Diluted earnings per share (CHF)	8	(6.51)	(0.44)	1.66			(2.28)	5.95
from continuing operations		(6.53)	(0.49)	1.54			(2.49)	5.57
from discontinued operations		0.02	0.05	0.12	(60)	(83)	0.21	0.38

Financial Information
14 February 2008
Notes (unaudited)
Note 1 Basis of Preparation
In preparing this interim financial information, the same accounting principles and methods of computation are applied as in the IFRS Group Financial Statements on 31 December 2006 and for the year then ended except for the changes set out below and in Note 1 to the First, Second and Third Quarter Financial Statements 2007. The interim financial information presented in this report is unaudited and should be read in conjunction with the audited Financial Statements included in the UBS Financial Report 2006. This report does not meet the requirements of interim financial statements per IAS 34 Interim Financial Reporting, as it does not include a balance sheet, a statement of changes in equity, and a statement of cash flows.
Positions related to the US sub-prime residential mortgage market
Where possible, holdings are marked at the quoted market price in an active market. In the current market environment, such price information is typically not available for instruments linked to the US sub-prime residential mortgage market, and UBS applies valuation techniques to measure such instruments. Valuation techniques use “market observable inputs”, where available, derived from similar assets in similar and active markets, from recent transaction prices for comparable items or from other observable market data. For positions where observable reference data is not available, UBS uses valuation models with non-market observable inputs.
     For the year ended 31 December 2007, UBS used valuation models primarily for super senior RMBS CDO tranches referenced to sub-prime RMBSs. The model used to value these positions projects losses on the underlying mortgage pools and applies the implications of these projected lifetime losses through to the RMBS securities and then to the CDO structure. The primary inputs to the model are monthly remittance data that describe the current performance of the underlying mortgage pools. These are received near the end of each month and relate to the preceding month’s cash flows on the mortgages underlying the relevant mortgage-backed securities. Since this valuation model was adopted in third quarter 2007, UBS has sought to calibrate the model-to-market information and to review the assumptions of the model on a regular basis. In fourth quarter 2007, UBS calibrated its loss projection estimates to ensure the super senior RMBS CDO valuation model would value relevant market indices (for example, ABX indices) consistently with their observed levels in the market. Despite the various limitations in the comparability of these indices to UBS’s own positions, it was felt that adopting this approach would be best in view of the further deterioration in liquidity and resultant lack of observed transactions to which the model could be calibrated.
     The valuation model also considers the impact of variability in projected lifetime loss levels and applies a discount rate for expected cash flows derived from relevant market index prices (for example, ABX indices). The external ratings of the RMBSs underlying the CDO tranches or the CDO tranches themselves are inputs to the valuation model only to the extent that they impact the timing of potential “events of default”. The valuation model incorporates the potential timing and impact of such default events based on an analysis of the contractual rights of various parties to the transaction and the estimated performance of the underlying collateral. However, there is no single market standard for valuation models in this area and such models have inherent limitations, and different assumptions and inputs would generate different results.
     The super senior RMBS CDO valuation model is used to value transactions where UBS is net long the super senior RMBS CDO exposure and transactions where UBS holds a gross long position hedged one-to-one with an offsetting short position provided by a monoline insurer. The valuation model therefore provides an estimate of the current credit exposure to monoline insurers via such transactions. The fair value of these positions also takes counterparty credit risk of the monoline insurers into account. Where valuation techniques based on observable inputs are used to value RMBS long positions, a consistent approach is used to value related hedge positions with monoline insurers.
     Adverse fair value changes of instruments related to the US sub-prime and Alt-A residential mortgage market are reflected in Net trading income. The related trading positions are recognized on UBS’s balance sheet as Trading portfolio instruments as well as Positive and Negative replacement values.

Syndicated finance revenues
In fourth quarter 2007, UBS revised the presentation of certain syndicated finance revenues in its income statement. Revenues which relate to syndicated loan commitments designated at fair value through profit or loss are now presented in Net trading income rather than as debt underwriting fees in Net fee and commission income. Prior periods have been adjusted to conform to this presentation. The adjustments resulted in a reduction of Net fee and commission income of CHF 67 million and CHF 119 million for third quarter 2007 and fourth quarter 2006 respectively and a corresponding increase in Net trading income in these periods. The change in presentation had no impact on UBS’s Net profit and Earnings per share for all periods presented.

Financial Information
14 February 2008
Note 2 Reporting by Business Group
Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at internally agreed transfer prices or at arm’s length. The presentation of the business segments below reflects UBS’s organization structure and management responsibilities. UBS’s financial businesses are organized on a worldwide basis into three Business Groups and the Corporate Center. Global Wealth Management & Business Banking is segregated into three segments: Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS reports seven business segments.
For the year ended 31 December 2007

				Financial Businesses			Industrial Holdings	UBS
	Global Wealth Management &			Global Asset	Investment
	Business Banking			Management	Bank	Corporate Center
	Wealth Management	Wealth
	International &	Management	Business Banking
CHF million	Switzerland	US	Switzerland

Income	12,893	6,662	5,286	4,094	(538)	2,873	948	32,218
Credit loss (expense) / recovery	(1)	(2)	31	0	(266)	0	0	(238)

Total operating income	12,892	6,660	5,317	4,094	(804)	2,873	948	31,980

Personnel expenses	3,851	4,506	2,535	1,995	10,417	1,383	111	24,798
General and administrative expenses	1,064	976	1,101	559	3,423	1,298	44	8,465
Services (to) / from other business units	1,531	314	(674)	153	746	(2,194)	124	0
Depreciation of property and equipment	95	79	67	53	210	739	8	1,251
Amortization of intangible assets	19	66	0	19	172	0	6	282
Goods and materials purchased							119	119

Total operating expenses	6,560	5,941	3,029	2,779	14,968	1,226	412	34,915

Business Group performance from continuing operations before tax	6,332	719	2,288	1,315	(15,772)	1,647	536	(2,935)

Business Group performance from discontinued operations before tax						7	128	135
Business Group performance before tax	6,332	719	2,288	1,315	(15,772)	1,654	664	(2,800)
Tax expense on continuing operations								1,311
Tax expense on discontinued operations								(266)

Net profit								(3,845)

Financial Information
14 February 2008
Management reporting based on expected credit loss
For internal management reporting purposes, credit loss is measured using an expected loss concept. This table shows Business Group performance consistent with the way in which the businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three year period. The difference between these adjusted expected credit loss figures and the credit loss expense recorded at Group level for reporting purposes is reported in Corporate Center as adjusted expected credit loss.

				Financial Businesses			Industrial Holdings	UBS
	Global Wealth Management &			Global Asset	Investment
	Business Banking			Management	Bank	Corporate Center
	Wealth Management	Wealth
	International &	Management	Business Banking
CHF million	Switzerland	US	Switzerland

Income	12,893	6,662	5,286	4,094	(538)	2,873	948	32,218
Adjusted expected credit loss	(27)	(3)	203	0	(19)	(392)	0	(238)

Total operating income	12,866	6,659	5,489	4,094	(557)	2,481	948	31,980

Personnel expenses	3,851	4,506	2,535	1,995	10,417	1,383	111	24,798
General and administrative expenses	1,064	976	1,101	559	3,423	1,298	44	8,465
Services (to) / from other business units	1,531	314	(674)	153	746	(2,194)	124	0
Depreciation of property and equipment	95	79	67	53	210	739	8	1,251
Amortization of intangible assets	19	66	0	19	172	0	6	282
Goods and materials purchased							119	119

Total operating expenses	6,560	5,941	3,029	2,779	14,968	1,226	412	34,915

Business Group performance from continuing operations before tax	6,306	718	2,460	1,315	(15,525)	1,255	536	(2,935)

Business Group performance from discontinued operations before tax						7	128	135
Business Group performance before tax	6,306	718	2,460	1,315	(15,525)	1,262	664	(2,800)
Tax expense on continuing operations								1,311
Tax expense on discontinued operations								(266)

Net profit								(3,845)

Financial Information
14 February 2008
Note 2 Reporting by Business Group
Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at internally agreed transfer prices or at arm’s length. The presentation of the business segments below reflects UBS’s organization structure and management responsibilities. UBS’s financial businesses are organized on a worldwide basis into three Business Groups and the Corporate Center. Global Wealth Management & Business Banking is segregated into three segments: Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS reports seven business segments.
For the year ended 31 December 2006

				Financial Businesses			Industrial Holdings	UBS
	Global Wealth Management &			Global Asset	Investment
	Business Banking			Management	Bank	Corporate Center
	Wealth Management	Wealth
	International &	Management	Business Banking
CHF million	Switzerland	US	Switzerland

Income	10,827	5,863	5,085	3,220	21,726	294	565	47,580
Credit loss (expense) / recovery	1	(1)	109	0	47	0	0	156

Total operating income	10,828	5,862	5,194	3,220	21,773	294	565	47,736

Personnel expenses	3,137	3,800	2,412	1,503	11,353	1,264	122	23,591
General and administrative expenses	885	1,073	1,070	399	3,260	1,242	51	7,980
Services (to) / from other business units	1,479	281	(642)	(105)	956	(1,978)	9	0
Depreciation of property and equipment	84	74	74	27	203	783	7	1,252
Amortization of intangible assets	10	53	0	4	72	9	5	153
Goods and materials purchased							116	116

Total operating expenses	5,595	5,281	2,914	1,828	15,844	1,320	310	33,092

Business Group performance from continuing operations before tax	5,233	581	2,280	1,392	5,929	(1,026)	255	14,644

Business Group performance from discontinued operations before tax						4	875	879

Business Group performance before tax	5,233	581	2,280	1,392	5,929	(1,022)	1,130	15,523
Tax expense on continuing operations								2,785
Tax expense on discontinued operations								(12)

Net profit								12,750

Financial Information
14 February 2008
Management reporting based on expected credit loss
For internal management reporting purposes, credit loss is measured using an expected loss concept. This table shows Business Group performance consistent with the way in which the businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three year period. The difference between these adjusted expected credit loss figures and the credit loss expense recorded at Group level for reporting purposes is reported in Corporate Center as adjusted expected credit loss.

				Financial Businesses			Industrial Holdings	UBS
	Global Wealth Management &			Global Asset	Investment
	Business Banking			Management	Bank	Corporate Center
	Wealth Management	Wealth
	International &	Management	Business Banking
CHF million	Switzerland	US	Switzerland

Income	10,827	5,863	5,085	3,220	21,726	294	565	47,580
Adjusted expected credit loss	(29)	0	185	0	61	(61)	0	156

Total operating income	10,798	5,863	5,270	3,220	21,787	233	565	47,736

Personnel expenses	3,137	3,800	2,412	1,503	11,353	1,264	122	23,591
General and administrative expenses	885	1,073	1,070	399	3,260	1,242	51	7,980
Services (to) / from other business units	1,479	281	(642)	(105)	956	(1,978)	9	0
Depreciation of property and equipment	84	74	74	27	203	783	7	1,252
Amortization of intangible assets	10	53	0	4	72	9	5	153
Goods and materials purchased							116	116

Total operating expenses	5,595	5,281	2,914	1,828	15,844	1,320	310	33,092

Business Group performance from continuing operations before tax	5,203	582	2,356	1,392	5,943	(1,087)	255	14,644

Business Group performance from discontinued operations before tax						4	875	879

Business Group performance before tax	5,203	582	2,356	1,392	5,943	(1,083)	1,130	15,523
Tax expense on continuing operations								2,785
Tax expense on discontinued operations								(12)

Net profit								12,750

Financial Information
14 February 2008
Note 3 Net Interest and Trading Income
Accounting standards require separate disclosure of net interest income and net trading income (see the tables on this and the next page). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different businesses. In many cases, a particular business can generate both net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS management therefore analyzes net interest and trading income according to the businesses that drive it. The second table below (labeled Breakdown by businesses) provides information that corresponds to this management view. Net income from trading businesses includes both interest and trading income generated by the Group’s trading businesses and the Investment Bank’s lending activities. Net income from interest margin businesses comprises interest income from the Group’s loan portfolio. Net income from treasury and other activities reflects all income from the Group’s centralized treasury function.
Net interest and trading income

	Quarter ended			% change from		Year ended
CHF million	31.12.07	30.9.07	31.12.06	3Q07	4Q06	31.12.07	31.12.06

Net interest income	1,537	1,663	1,525	(8)	1	5,337	6,521
Net trading income	(13,915)	(3,479)	3,520	(300)		(8,353)	13,743

Total net interest and trading income	(12,378)	(1,816)	5,045	(582)		(3,016)	20,264

Breakdown by businesses

	Quarter ended			% change from		Year ended
CHF million	31.12.07	30.9.07	31.12.06	3Q07	4Q06	31.12.07	31.12.06

Net income from trading businesses[1]	(14,420)	(3,871)	3,375	(273)		(10,658)	13,730

Net income from interest margin businesses	1,637	1,581	1,489	4	10	6,230	5,718

Net income from treasury activities and other	405	474	181	(15)	124	1,412	816

Total net interest and trading income	(12,378)	(1,816)	5,045	(582)		(3,016)	20,264

1	Includes lending activities of the Investment Bank.
Net interest income

	Quarter ended			% change from		Year ended
CHF million	31.12.07	30.9.07	31.12.06	3Q07	4Q06	31.12.07	31.12.06

Interest income
Interest earned on loans and advances	6,360	5,989	4,305	6	48	21,263	15,266
Interest earned on securities borrowed and reverse repurchase agreements	10,753	12,395	11,271	(13)	(5)	48,274	39,771
Interest and dividend income from trading portfolio	8,603	9,807	8,797	(12)	(2)	39,101	32,211
Interest income on financial assets designated at fair value	76	96	4	(21)		298	25
Interest and dividend income from financial investments available-for-sale	28	52	28	(46)	0	176	128

Total	25,820	28,339	24,405	(9)	6	109,112	87,401

Interest expense
Interest on amounts due to banks and customers	6,921	8,321	6,572	(17)	5	29,318	20,024
Interest on securities lent and repurchase agreements	8,985	10,338	9,463	(13)	(5)	40,581	34,021
Interest and dividend expense from trading portfolio	3,144	3,375	3,328	(7)	(6)	15,812	14,533
Interest on financial liabilities designated at fair value	2,272	1,960	1,437	16	58	7,659	4,757
Interest on debt issued	2,961	2,682	2,080	10	42	10,405	7,545

Total	24,283	26,676	22,880	(9)	6	103,775	80,880

Net interest income	1,537	1,663	1,525	(8)	1	5,337	6,521

Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.

Note 3 Net Interest and Trading Income (continued)
Net trading income1

	Quarter ended			% change from		Year ended
CHF million	31.12.07	30.9.07	31.12.06	3Q07	4Q06	31.12.07	31.12.06

Equities	1,751	1,319	2,245	33	(22)	9,048	7,064
Fixed income	(15,696)	(5,683)	440	(176)		(20,949)	2,755
Foreign exchange and other[2]	30	885	835	(97)	(96)	3,548	3,924

Net trading income	(13,915)	(3,479)	3,520	(300)		(8,353)	13,743

1	Please refer to the table “Net Interest and Trading Income” on the previous page for the Net income from trading businesses (for an explanation, read the corresponding introductory comment).

2	Includes cash & collateral trading and commodities.
Included in the Net trading income table are Net gains/(losses) of CHF 2,363 million for the quarter ended 31 December 2007, CHF (1,850) million for the quarter ended 30 September 2007, and CHF (2,657) million for the quarter ended 31 December 2006 related to Financial liabilities designated at fair value. Financial liabilities designated at fair value are to a large extent economically hedged with derivatives and other instruments whose change in fair value is also reported in Net trading income.
For the year ended 31 December 2007, the Group recorded a gain of CHF 659 million in Net trading income from changes in the fair value of financial liabilities designated at fair value attributable to changes in the Group’s own credit risk. The change applies to those financial liabilities designated at fair value where the Group’s own credit risk would be considered by market participants and excludes fully collateralized transactions and other instruments for which it is established market practice not to include an entity-specific adjustment for own credit. It was calculated based on a yield curve generated from observed external pricing for funding associated with new senior debt issued by the Group.
In fourth quarter 2007, Net trading income includes losses of CHF 15.6 billion from instruments linked to the US residential mortgage market. Refer to Note 1.

Financial Information
14 February 2008
Note 4 Net Fee and Commission Income

	Quarter ended			% change from		Year ended
CHF million	31.12.07	30.9.07	31.12.06	3Q07	4Q06	31.12.07	31.12.06

Equity underwriting fees	799	557	657	43	22	2,564	1,834
Debt underwriting fees	221	233	411	(5)	(46)	1,178	1,279

Total underwriting fees	1,020	790	1,068	29	(4)	3,742	3,113
M&A and corporate finance fees	775	841	555	(8)	40	2,768	1,852
Brokerage fees	2,484	2,719	2,095	(9)	19	10,281	8,053
Investment fund fees	1,876	1,876	1,534	0	22	7,422	5,858
Fiduciary fees	82	74	72	11	14	297	252
Custodian fees	360	330	334	9	8	1,367	1,266
Portfolio and other management and advisory fees	1,943	1,990	1,868	(2)	4	7,790	6,622
Insurance-related and other fees	112	84	106	33	6	423	449

Total securities trading and investment activity fees	8,652	8,704	7,632	(1)	13	34,090	27,465
Credit-related fees and commissions	60	83	73	(28)	(18)	279	269
Commission income from other services	260	205	268	27	(3)	1,017	1,064

Total fee and commission income	8,972	8,992	7,973	0	13	35,386	28,798

Brokerage fees paid	629	650	541	(3)	16	2,610	1,904
Other	616	545	416	13	48	2,142	1,438

Total fee and commission expense	1,245	1,195	957	4	30	4,752	3,342

Net fee and commission income	7,727	7,797	7,016	(1)	10	30,634	25,456

Note 5 Other Income

	Quarter ended			% change from		Year ended
CHF million	31.12.07	30.9.07	31.12.06	3Q07	4Q06	31.12.07	31.12.06

Associates and subsidiaries
Net gains from disposals of consolidated subsidiaries	(7)	(3)	0	(133)		(70)	(11)
Net gains from disposals of investments in associates	23	6	0	283		28	21
Equity in income of associates	55	(4)	25		120	145	106

Total	71	(1)	25		184	103	116

Financial investments available-for-sale
Net gains from disposals[1]	686	149	58	360		3,338	921
Impairment charges	(55)	(1)	(4)			(71)	(12)

Total	631	148	54	326		3,267	909

Net income from investments in property[2]	28	32	29	(13)	(3)	108	61
Net gains from investment properties[3]	9	6	(2)	50		31	5
Other	15	18	84	(17)	(82)	143	204

Total other income from Financial Businesses	754	203	190	271	297	3,652	1,295

Other income from Industrial Holdings	1	183	122	(99)	(99)	680	303

Total other income	755	386	312	96	142	4,332	1,598

1	Included in the quarter ended 31 December 2007 is a gain from the demutualization of Bovespa, the Brazilian stock exchange, and the Brazil Mercantile & Futures Exchange of CHF 634 million. Also included for the year ended 31 December 2007 is a pre-tax gain of CHF 1,950 million from the sale of the 20.7% stake in Julius Baer.

2	Includes net rent received from third parties and net operating expenses.

3	Includes unrealized and realized gains from investment properties at fair value.

Note 6 Personnel Expenses

	Quarter ended			% change from		Year ended
CHF million	31.12.07	30.9.07	31.12.06	3Q07	4Q06	31.12.07	31.12.06

Salaries and bonuses	4,807	3,810	4,869	26	(1)	20,057	19,011
Contractors	160	155	214	3	(25)	630	822
Insurance and social security contributions	249	149	337	67	(26)	1,221	1,376
Contribution to retirement plans	241	228	184	6	31	922	802
Other personnel expenses	534	482	422	11	27	1,968	1,580

Total personnel expenses	5,991	4,824	6,026	24	(1)	24,798	23,591

Note 7 General and Administrative Expenses

	Quarter ended			% change from		Year ended
CHF million	31.12.07	30.9.07	31.12.06	3Q07	4Q06	31.12.07	31.12.06

Occupancy	412	391	367	5	12	1,583	1,429
Rent and maintenance of IT and other equipment	176	168	171	5	3	702	650
Telecommunications and postage	239	229	237	4	1	950	907
Administration	273	244	225	12	21	1,002	794
Marketing and public relations	154	134	167	15	(8)	587	603
Travel and entertainment	268	241	291	11	(8)	1,032	937
Professional fees	337	251	278	34	21	1,108	922
Outsourcing of IT and other services	326	326	317	0	3	1,234	1,090
Other	82	26	191	215	(57)	267	648

Total general and administrative expenses	2,267	2,010	2,244	13	1	8,465	7,980

Financial Information
14 February 2008
Note 8 Earnings per Share (EPS) and Shares Outstanding

	Quarter ended			% change from		Year ended
	31.12.07	30.9.07	31.12.06	3Q07	4Q06	31.12.07	31.12.06

Basic earnings (CHF million)
Net profit attributable to UBS shareholders	(12,451)	(830)	3,407			(4,384)	12,257
from continuing operations	(12,482)	(925)	3,146			(4,785)	11,469
from discontinued operations	31	95	261	(67)	(88)	401	788

Diluted earnings (CHF million)
Net profit attributable to UBS shareholders	(12,451)	(830)	3,407			(4,384)	12,257
Less: (Profit)/loss on equity derivative contracts	(13)	(21)	(4)	38	(225)	(16)	(8)

Net profit attributable to UBS shareholders for diluted EPS	(12,464)	(851)	3,403			(4,400)	12,249
from continuing operations	(12,495)	(946)	3,142			(4,801)	11,461
from discontinued operations	31	95	261	(67)	(88)	401	788

	Quarter ended			% change from		Year ended
Weighted average shares outstanding	31.12.07	30.9.07	31.12.06	3Q07	4Q06	31.12.07	31.12.06

Weighted average shares outstanding[1]	1,914,195,275	1,916,996,084	1,965,088,096	0	(3)	1,926,328,078	1,976,405,800
Potentially dilutive ordinary shares resulting from unvested exchangeable shares, options and warrants outstanding[2]	1,398,761	1,536,676	80,613,811	(9)	(98)	1,370,654	82,429,012

Weighted average shares outstanding for diluted EPS	1,915,594,036	1,918,532,760	2,045,701,907	0	(6)	1,927,698,732	2,058,834,812

	Quarter ended			% change from		Year ended
Earnings per share (CHF)	31.12.07	30.9.07	31.12.06	3Q07	4Q06	31.12.07	31.12.06

Basic	(6.50)	(0.43)	1.73			(2.28)	6.20
from continuing operations	(6.52)	(0.48)	1.60			(2.49)	5.80
from discontinued operations	0.02	0.05	0.13	(60)	(85)	0.21	0.40
Diluted	(6.51)	(0.44)	1.66			(2.28)	5.95
from continuing operations	(6.53)	(0.49)	1.54			(2.49)	5.57
from discontinued operations	0.02	0.05	0.12	(60)	(83)	0.21	0.38

	As of			% change from
Shares outstanding	31.12.07	30.9.07	31.12.06	30.9.07	31.12.06

Total ordinary shares issued	2,073,547,344	2,073,536,484	2,105,273,286	0	(2)
Second trading line treasury shares
2006 program			22,600,000
2007/2010 program		36,400,000
Other treasury shares	158,105,524	125,598,409	141,875,699	26	11

Total treasury shares	158,105,524	161,998,409	164,475,699	(2)	(4)

Shares outstanding	1,915,441,820	1,911,538,075	1,940,797,587	0	(1)

1	Includes an average of 469,591 and 510,276 exchangeable shares for the quarters ended 31 December 2007 and 30 September 2007, respectively, and a year-to-date average of 490,118 shares for 31 December 2007 that can be exchanged into the same number of UBS shares. For 2006, amounts include an average of 147,231 exchangeable shares for the quarter ended 31 December 2006 and a year to date average of 143,809 shares for 31 December 2006 that can be exchanged into the same number of UBS shares.

2	Due to UBS losses, 33.7 million, 41.3 million and 50.1 million potential ordinary shares from unexercised employee shares and options are not considered as they have an anti-dilutive effect for the quarters ended 31 December 2007, 30 September 2007 and the year ended 31 December 2007, respectively.
The total equivalent shares outstanding of options that were not dilutive (out-of-the-money) but could potentially dilute earnings per share in the future were 119,309,645 and 37,229,136 for the years ended 31 December 2007 and 31 December 2006, respectively.

Note 9 Deferred Day-1 Profit or Loss
The table reflects financial instruments for which fair value is determined using valuation models where not all inputs are market-observable. Such financial instruments are initially recognized in UBS’s Financial Information at their transaction price although the values obtained from the relevant valuation model on day-1 may differ. The table shows the aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference (movement of deferred day-1 profit or loss).

	Quarter ended
CHF million	31.12.07	30.9.07	31.12.06

Balance at the beginning of the period	578	846	1,081
Deferred profit/ (loss) on new transactions	146	299	168
Recognized (profit)/loss in the income statement	(161)	(523)	(270)
Foreign currency translation	(13)	(44)	(28)

Balance at the end of the period	550	578	951

Note 10 Currency Translation Rates
The following table shows the principal rates used to translate the financial information of foreign entities into Swiss francs:

	Spot rate			Average rate			Average rate
	As of			Quarter ended			Year to date
	31.12.07	30.9.07	31.12.06	31.12.07	30.9.07	31.12.06	31.12.07	31.12.06

1 USD	1.13	1.16	1.22	1.14	1.20	1.22	1.22	1.25
1 EUR	1.65	1.66	1.61	1.66	1.65	1.60	1.65	1.58
1 GBP	2.25	2.38	2.39	2.30	2.45	2.37	2.31	2.31
100 JPY	1.02	1.01	1.02	1.01	1.02	1.04	1.02	1.08

Financial Information
14 February 2008
Note 11 Changes in Organization
Acquisition announced after the balance sheet date
Caisse Centrale de Réescompte Group
In February 2008, UBS completed the acquisition in France of Caisse Centrale de Réescompte Group (CCR) from Commerzbank for a total consideration of approximately EUR 387 million, paid at the closing date. The purchase price includes EUR 247 million for a 100% interest in CCR, as well as approximately EUR 140 million for the excess capital of CCR at closing, reflecting provisional adjustments made during the closing process. Under the terms of the transaction, the final price for the acquisition will be determined after the closing, following determination of the actual adjustments. The business of CCR, which includes EUR 13.3 billion of invested assets as of 31 December 2007 and approximately 190 employees, will be integrated into the asset management and wealth management businesses of UBS in France.

Note 12 Litigation
a)	Tax Shelter: In connection with a criminal investigation of tax shelters, the United States Attorney’s Office for the Southern District of New York (“US Attorney’s Office”) is examining UBS’s conduct in relation to certain tax-oriented transactions in which UBS and others engaged during the years 1996-2000. Some of these transactions were the subject of the Deferred Prosecution Agreement which the accounting firm KPMG LLP entered into with the US Attorney’s Office in August 2005, and are at issue in United States v. Stein, S1 05 Cr. 888 (LAK). UBS is cooperating in the government’s investigation.

b)	Municipal Bonds: In November 2006, UBS and others received subpoenas from the US Department of Justice, Antitrust Division, and the SEC relating to derivative transactions entered into with municipal bond issuers, and to the investment of proceeds of municipal bond issuances. Both investigations are ongoing, and UBS is cooperating. In the SEC investigation, on 4 February 2008, UBS received a “Wells notice” advising that the SEC staff is considering recommending that the SEC bring a civil action against UBS AG in connection with the bidding of various financial instruments associated with municipal securities. Under the SEC’s Wells process, UBS will have the opportunity to set forth reasons of law, policy or fact why such an action should not be brought.

c)	HealthSouth: UBS is defending itself in two purported securities class actions brought in the US District Court of the Northern District of Alabama by holders of stock and bonds in HealthSouth Corp. UBS also is a defendant in HealthSouth derivative litigation in Alabama State Court and has responded to an SEC investigation relating to UBS’s role as a banker for HealthSouth.

d)	Parmalat: UBS is involved in a number of proceedings in Italy related to the bankruptcy of Parmalat. These proceedings include, inter alia, clawback proceedings against UBS Limited in connection with a structured finance transaction. Further, UBS is a defendant in two civil damages claims brought by Parmalat, one of which relates to the same structured finance transaction against UBS Limited, while the other against UBS AG relates to certain derivative transactions. In addition, UBS Limited and one current and one former UBS employee are the subject of criminal proceedings in Milan. UBS AG and UBS Limited are defendants in civil actions brought by Parmalat investors in parallel with the criminal proceedings in Milan. Furthermore, four current or former UBS employees are defendants in relation to criminal proceedings in Parma. Civil claims have also been recently filed in parallel with the criminal proceedings by Parmalat against the individuals and UBS Limited and also by Parmalat investors against the individuals, UBS AG and UBS Limited. UBS AG and UBS Limited deny the allegations made against them and against the individuals in these matters and are vigorously defending themselves in these proceedings.

UBS Registered Shares
14 February 2008
UBS Registered Shares
UBS share price chart vs DJ Stoxx banks
UBS ordinary shares are registered shares with a par value of CHF 0.10 per share. They are issued in the form of Global Registered Shares (GRS). A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. The share is listed on the Swiss (traded on virt-x), New York and Tokyo stock exchanges.
Ticker symbols

Trading exchange	Bloomberg	Reuters

virt-x	UBSN VX	UBSN.VX
New York Stock Exchange	UBS US	UBS.N
Tokyo Stock Exchange	8657 JP	8657.T

Security identification codes

ISIN	CH0024899483
Valoren	2.489.948
Cusip	CINS H89231 33 8

Cautionary statement regarding forward-looking statements | This report contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the consummation of the measures to increase capital referred to in this report and our intentions with respect to future returns of capital. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to (1) the extent and nature of future developments in the subprime market and in other market segments, (2) the occurrence of other market and macro-economic trends, whether as a result of subprime market developments or due to other unanticipated market trends, (3) the impact of such future developments on positions held by UBS and on our short-term and longer-term earnings; (4) the successful consummation of certain of the measures to increase capital referred to in this report, (5) changes in internal risk control and/or regulatory capital treatment of US mortgage positions and (6) the impact of all these matters on UBS’s BIS capital ratios and on the timing and amount of future returns of capital. In addition, these results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2006. UBS is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.
Imprint | Publisher: UBS AG, Switzerland | Language: English | SAP-No. 80834E-0801
© UBS 2008. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel
www.ubs.com

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to -03; 333-46216; 333-46216-01 and -02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to -04; 333-132747; and 333-132747-01 to -10) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Marcel Rohner
	Name:	Marcel Rohner
	Title:	Group Chief Executive Officer

By:	/s/ Marco Suter
	Name:	Marco Suter
	Title:	Group Chief Financial Officer

Date: February 14, 2008